PRECISION DRILLING TRUST
FORM 51-102F4
BUSINESS ACQUISITION REPORT
Identity of Company

1.1	Name and Address of Company

Precision Drilling Trust (the “Trust”) 4200, 150 — 6th Avenue S.W. Calgary, AB T2P 3Y7

1.2	Executive Officer

For further information, please contact Darren Ruhr, Vice President, Corporate Services at (403) 716-4500.

Details of Acquisition

2.1	Nature of Business Acquired

On December 23, 2008, the Trust completed its acquisition (the “Acquisition”) of Grey Wolf, Inc. (“Grey Wolf”), pursuant to an agreement and plan of merger dated August 24, 2008, as amended December 2, 2008 (the “Merger Agreement”), with Grey Wolf, Precision Drilling Corporation (“Precision”) and Precision Lobos Corporation (“Lobos”).

Pursuant to the Acquisition, Grey Wolf was merged with and into Lobos (a subsidiary held directly and indirectly by the Trust) pursuant to the Texas Business Corporations Act and the Texas Corporation Law. Accordingly, the separate legal existence of Grey Wolf has ceased and Lobos is the surviving corporation.

2.2	Date of Acquisition

The closing date of the Acquisition for accounting purposes was December 23, 2008.

2.3	Consideration

Under the terms of the Merger Agreement, shareholders of Grey Wolf elected to receive cash or trust units of the Trust (the “Trust Units”) in exchange for their shares of Grey Wolf common stock. Each share of Grey Wolf common stock was convertible, at the option of the holder, into U.S.$9.02 in cash or 0.4225 Trust Units, subject to proration. The total consideration paid by the Trust to shareholders of Grey Wolf in connection with the Acquisition was approximately U.S.$897.2 million and 34.4 million Trust Units.

In connection with the Acquisition, Precision entered into a new U.S.$1.2 billion senior secured credit facility with Royal Bank of Canada, RBC Capital Markets, Deutsche Bank AG Cayman Islands Branch, Deutsche Bank Securities Inc., HSBC Bank Canada, HSBC Bank USA, National Association and The Toronto-Dominion Bank (collectively, the “Commitment Banks”) and certain other lenders (the “Secured Facility”) that is guaranteed by the Trust and is comprised of

U.S.$800 million of term loans and a U.S.$400 million revolving facility and also entered into a U.S.$400 million unsecured bridge credit facility with certain of the Commitment Banks (the “Bridge Facility” and, together with the Secured Facility, the “Credit Facilities”) that is also guaranteed by the Trust. The Credit Facilities funded the cash portion of the Acquisition and refinanced the pre-closing Precision bank debt and certain pre-closing debt obligations of Grey Wolf.

After the completion of the Acquisition and the related Acquisition financing transactions, approximately U.S.$137.5 million (Cdn.$168.4 million) was outstanding under the Bridge Facility. After June 30, 2009 (or after April 1, 2009 in certain circumstances), the lenders under the Bridge Facility may require that debt securities be issued and sold to repay amounts outstanding under the Bridge Facility, subject to certain specified terms and conditions. Precision has agreed to engage one or more investment banks to publicly sell or privately place debt securities in such circumstances, the proceeds of which will be used to repay outstanding loans under the Bridge Facility. The Trust may also, at any time, issue equity or debt securities and Precision may, at any time, issue debt securities to repay outstanding loans under the Bridge Facility.

In order to complete a successful syndication of the Secured Facility, the Commitment Banks are entitled, in consultation with Precision, to change certain of the terms of the Credit Facilities. Before March 23, 2009 (extendible to May 22, 2009 at Precision’s option), the Commitment Banks are entitled, among other changes they may require, to implement additional increases in interest rates, original issue discounts and/or upfront fees and amend certain covenants, financial ratio tests and other provisions for portions of the Secured Facility, to facilitate syndication efforts.

2.4	Effect on Financial Position

After giving effect to the Acquisition, management believes that the Trust is the second largest land driller in North America, based on the size of its drilling rig fleet. The Trust operates in most conventional and unconventional oil and natural gas basins in Canada and the United States and has an emerging presence in Mexico. Management believes that the Trust’s high performance drilling rigs, supply chain management systems and technology, together with the Trust’s United States customer base, deep drilling capabilities and positions in United States basins, provides the Trust with a substantive foundation for expansion, both in North America and internationally. After giving effect to the Acquisition, the Trust has a high quality fleet consisting of 371 drilling rigs and 229 service rigs and 28 snubbing units. In addition, Precision offers its customers a complementary suite of wellsite products and services including camp and catering, wastewater treatment, snubbing and rental equipment. Most of these operations and the services rig business are located in Canada.

Under Canadian generally accepted accounting principles (“Canadian GAAP”), the cost of the Acquisition is determined by reference to the fair value of the consideration paid by the Trust or the fair value of the assets acquired by the Trust. Canadian GAAP requires that the value of the Trust Units issued as partial consideration for the Acquisition be based on their market value over a reasonable period before and after the date the terms of the Acquisition were agreed to, being August 24, 2008. The Trust is currently assessing the implications of such valuation requirements on the allocation of the purchase price for the Acquisition and evaluating the carrying value of the resulting goodwill in the Acquisition to determine if, as a consequence of the deterioration in general economic conditions since the time the Acquisition was agreed to, an impairment writedown to goodwill is required under Canadian GAAP. If an impairment writedown to goodwill is required under Canadian GAAP, such writedown may be material.

Except as set forth above, the Trust does not presently have any plans or proposals for material changes in its business affairs or the affairs of Grey Wolf, which may have a significant effect on the results of operations and financial position of the Trust, including any proposal to liquidate Grey Wolf, to sell, lease or exchange all or a substantial part of Grey Wolf’s assets, to amalgamate Grey Wolf with any other business organization or to make any material changes to the Trust’s business or Grey Wolf’s business, including any change in management or personnel.

2.5	Prior Valuations

No valuation opinion required by securities legislation or a Canadian exchange or market to support the consideration paid by the Trust or any of its subsidiaries for Grey Wolf was obtained within the last 12 months by the Trust or Grey Wolf.

2.6	Parties to Transaction

The Acquisition was not with an “informed person”, “associate” or “affiliate” (as each term is defined in securities legislation) of the Trust.

2.7	Date of Report

January 21, 2009.

Financial Statements

The audited consolidated balance sheets of Grey Wolf as of December 31, 2007 and 2006 and the audited consolidated statements of operations, shareholders’ equity and comprehensive income, cash flows and the related financial statement schedule of Grey Wolf for each of the years in the three-year period ended December 31, 2007, together with the report of the auditors thereon, and the unaudited consolidated balance sheets of Grey Wolf as of September 30, 2008 and the consolidated statements of operations’, shareholders’ equity and comprehensive income and cash flows of Grey Wolf for the nine months ended September 30, 2008 and 2007, presented in United States dollars, are attached as Schedule “A” hereto (including a reconciliation of such statements to Canadian generally accepted accounting principles).

The unaudited pro forma consolidated financial statements of the Trust, presented in United States dollars, after giving effect to the Acquisition including a pro forma consolidated balance sheet as at September 30, 2008, a pro forma consolidated statement of operations for the nine months ended September 30, 2008 and a pro forma consolidated statement of operations for the year ended December 31, 2007 are attached as Schedule “B” hereto.

Caution Regarding Forward-Looking Information

Certain statements contained in this business acquisition report including statements that contain words such as “could”, “should”, “can”, “anticipate”, “estimate”, “propose”, “plan”, “expect”, “believe”, “will”, “may” and similar expressions and statements relating to matters that are not historical facts constitute “forward-looking information” within the meaning of applicable Canadian securities legislation and “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995 (collectively, “forward-looking information and statements”). In particular, forward-looking information and statements include, but are not limited to the potential impact and benefits of the Acquisition and North American and international expansion opportunities.

These forward-looking information and statements are based on certain assumptions and analysis made by the Trust in light of its experience and its perception of historical trends, current conditions and expected future developments as well as other factors it believes are appropriate in the circumstances. However, whether actual results, performance or achievements will conform to the Trust’s expectations and predictions is subject to a number of known and unknown risks and uncertainties which could cause actual results to differ materially from the Trust’s expectations. Such risks and uncertainties include, but are not limited to: fluctuations in the price and demand for and supply of oil and natural gas; fluctuations in the level of oil and natural gas exploration and development activities; fluctuations in the demand for well servicing, contract drilling and ancillary oilfield services; the effects of seasonal and weather conditions on operations and facilities; the existence of competitive operating risks inherent in well servicing, contract drilling and ancillary oilfield services; general economic, market or business conditions; changes in laws or regulations, including taxation, environmental and currency regulations; the lack of availability of qualified personnel or management; future capital expenditures and refurbishment, repair and upgrade costs; expected completion times for refurbishment and upgrade projects; sufficiency of funds for required capital expenditures, working capital and debt service; liabilities under laws and regulations protecting the environment; the impact of purchase accounting; expected outcomes of litigation, claims and disputes and their expected effects on the Trust’s financial condition and results of operations; difficulties and delays in achieving synergies and cost savings; the Trust’s ability to enter into and the terms of future contracts; the adequacy of sources of liquidity; inability to carry out plans and strategies as expected; loss of “mutual fund trust” status; the effect of Canadian federal government proposals regarding non-resident ownership; the conversion of the Trust into a corporate structure and other unforeseen conditions which could impact the use of services supplied by the Trust.

Consequently, all of the forward-looking information and statements made in this business acquisition report are qualified by these cautionary statements and there can be no assurance that the actual results or developments anticipated by the Trust will be realized or, even if substantially realized, that they will have the expected consequences to or effects on the Trust or its business or operations. Readers are therefore cautioned not to place undue reliance on such forward-looking information and statements. The Trust is not under any obligation to publicly update or revise any forward-looking information and statements except as expressly required by applicable securities laws.

SCHEDULE “A”

GREY WOLF, INC. AND SUBSIDIARIES
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
The Board of Directors
of Precision Drilling Corporation, as Administrator of Precision Drilling Trust:
     We have audited the accompanying consolidated balance sheets of Grey Wolf, Inc. and subsidiaries as of December 31, 2007 and 2006, and the related consolidated statements of operations, shareholders’ equity and comprehensive income, and cash flows for each of the years in the three-year period ended December 31, 2007. In connection with our audits of the consolidated financial statements, we also have audited the financial statement schedule for the years ended December 31, 2007, 2006, and 2005. These consolidated financial statements and financial statement schedule are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule based on our audits.
     We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
     In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Grey Wolf, Inc. and subsidiaries as of December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the years in the three-year period ended December 31, 2007, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.
     As discussed in Note 2, the Company adopted the provisions of the Financial Accounting Standards Board Interpretation No. 48, Accounting for Uncertainty in Income Taxes — an interpretation of FASB No. 109, effective January 1, 2007. As discussed in Note 1, the Company adopted the provisions of Statement of Financial Accounting Standards No. 123(R), Shared-Based Payment, effective January 1, 2006.
     Accounting principles generally accepted in Canada vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 13 to the consolidated financial statements.
/s/ KPMG LLP
Houston, Texas
February 28, 2008 except as to Notes 13 and 14 which are as of January 20, 2009

GREY WOLF, INC. AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
(Amounts in thousands, except share data)

	December 31,
	2007	2006
ASSETS
Current assets:
Cash and cash equivalents	$247,701	$229,773
Restricted cash	847	817
Accounts receivable, net of allowance of of $3,169	176,466	206,523
Prepaids and other current assets	13,337	7,817
Deferred tax assets	5,145	6,916

Total current assets	443,496	451,846

Property and equipment:
Land, buildings and improvements	8,534	7,044
Drilling equipment	1,331,401	1,107,457
Furniture and fixtures	5,397	4,839

Total property and equipment	1,345,332	1,119,340
Less: accumulated depreciation	(607,388)	(511,204)

Net property and equipment	737,944	608,136
Goodwill	10,377	10,377
Other noncurrent assets, net	16,153	16,625

	$1,207,970	$1,086,984

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	$52,557	$85,253
Accrued workers’ compensation	7,608	7,435
Payroll and related employee costs	15,439	15,952
Accrued interest payable	2,553	2,536
Current income taxes payable	14,705	20,641
Other accrued liabilities	11,830	15,265

Total current liabilities	104,692	147,082

Contingent convertible senior notes	275,000	275,000
Other long-term liabilities	18,126	9,877
Deferred income taxes	150,643	121,231

Commitments and contingent liabilities	—	—

Shareholders’ equity:
Series B Junior Participating Preferred stock; $1 par value; 250,000 shares authorized; none outstanding	—	—
Common stock; $0.10 par value; shares authorized: 300,000,000; shares issued: 197,045,996 at December 31, 2007 and 195,228,691 at December 31, 2006; shares outstanding: 178,345,603 at December 31, 2007 and 185,936,440 at December 31, 2006	19,704	19,523
Additional paid-in capital	393,894	383,482
Treasury stock, at cost: 18,700,393 shares at December 31, 2007 and 9,292,251 shares at December 31, 2006	(121,096)	(65,119)
Retained earnings	367,007	195,908

Total shareholders’ equity	659,509	533,794

	$1,207,970	$1,086,984

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Amounts in thousands, except per share data)

	Years Ended December 31,
	2007	2006	2005
Revenues:
Contract drilling	$906,577	$945,527	$696,979
Costs and expenses:
Drilling operations	513,847	516,787	418,644
Depreciation and amortization	97,361	74,010	61,279
General and administrative	29,439	24,305	16,248
Gain on sale of assets	(175)	(11,895)	(115)
Gain on insurance proceeds	—	(4,159)	—

Total costs and expenses	640,472	599,048	496,056

Operating income	266,105	346,479	200,923
Other income (expense):
Interest expense	(13,910)	(13,614)	(11,364)
Interest income	13,202	11,486	3,573

Other expense, net	(708)	(2,128)	(7,791)

Income before income taxes	265,397	344,351	193,132
Income tax expense:
Current	75,427	123,114	11,717
Deferred	20,078	1,286	60,778

Total income tax expense	95,505	124,400	72,495

Net income	$169,892	$219,951	$120,637

Net income per common share (Note 1):
Basic	$0.93	$1.16	$0.63

Diluted	$0.79	$0.98	$0.54

Weighted average common shares outstanding:
Basic	182,006	190,088	191,364

Diluted	225,649	233,818	235,412

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity And Comprehensive Income
(Amounts in thousands)

	Series B
	Junior
	Participating
	Preferred	Common Stock
	Stock		Amount,	Additional	Treasury Stock		Retained
	$1 par	Number of	at $0.10	Paid-in	Number	Amount,	Earnings
	Value	Shares	par value	Capital	of Shares	at cost	(Deficit)	Total
Balance, December 31, 2004	—	190,136	$19,014	$363,148	—	$—	$(144,680)	$237,482
Exercise of stock options	—	2,292	229	7,844	—	—	—	8,073
Tax benefit of stock option exercises	—	—	—	2,842	—	—	—	2,842
Issuance of restricted stock, net of forfeitures	—	198	20	(20)	—	—	—	—
Stock-based compensation expense	—	—	—	198	—	—	—	198
Comprehensive net income	—	—	—	—	—	—	120,637	120,637

Balance, December 31, 2005	—	192,626	19,263	374,012	—	—	(24,043)	369,232
Exercise of stock options	—	905	90	3,062	—	—	—	3,152
Tax effect of share-based payments	—	—	—	1,330	—	—	—	1,330
Issuance of restricted stock, net of forfeitures	—	1,697	170	(170)	—	—	—	—
Stock-based compensation expense	—	—	—	5,248	—	—	—	5,248
Purchase of treasury stock	—	(9,292)	—	—	9,292	(65,119)	—	(65,119)
Comprehensive net income	—	—	—	—	—	—	219,951	219,951

Balance, December 31, 2006	—	185,936	19,523	383,482	9,292	(65,119)	195,908	533,794
Adjustment for the adoption of FASB Interpretation No. (FIN) 48	—	—	—	—	—	—	1,207	1,207
Exercise of stock options	—	802	80	2,785	—	—	—	2,865
Tax effect of share-based payments	—	—	—	749	—	—	—	749
Issuance of restricted stock, net of forfeitures	—	1,016	101	(101)	—	—	—	—
Stock-based compensation expense	—	—	—	6,979	—	—	—	6,979
Purchase of treasury stock	—	(9,408)	—	—	9,408	(55,977)	—	(55,977)
Comprehensive net income	—	—	—	—	—	—	169,892	169,892

Balance, December 31, 2007	—	178,346	$19,704	$393,894	18,700	$(121,096)	$367,007	$659,509

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)

	Years Ended December 31,
	2007	2006	2005
Cash flows from operating activities:
Net income	$169,892	$219,951	$120,637
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	97,361	74,010	61,279
Gain on insurance proceeds	—	(4,159)	—
Gain on sale of assets	(175)	(11,895)	(115)
Provision for doubtful accounts	—	495	250
Stock-based compensation expense	6,979	5,248	198
Deferred income taxes	20,078	1,286	60,778
Excess tax benefit of stock option exercises	(708)	(879)	2,842
Increase in restricted cash	(30)	(37)	(22)
(Increase) decrease in accounts receivable	30,057	(47,580)	(61,623)
(Increase) decrease in other current assets	(5,520)	193	(2,913)
Increase (decrease) in trade accounts payable	(32,696)	24,166	18,333
Increase (decrease) in accrued workers’ compensation	3,315	(1,530)	6,257
Increase (decrease) in other current liabilities	(3,931)	12,407	8,019
Increase in current taxes payable	7,125	15,830	5,941
Increase in other	4,085	724	1,751

Cash provided by operating activities	295,832	288,230	221,612

Cash flows from investing activities:
Property and equipment additions	(220,191)	(197,161)	(131,352)
Insurance proceeds	—	11,076	—
Deposits for new rig purchases	(9,771)	(10,979)	—
Proceeds from sale of assets	4,462	26,550	3,102

Cash used in investing activities	(225,500)	(170,514)	(128,250)

Cash flows from financing activities:
Proceeds from exercise of stock options	2,865	3,152	8,073
Excess tax benefit of stock options	708	879	—
Purchase of treasury stock	(55,977)	(65,119)	—

Cash (used in) provided by financing activities	(52,404)	(61,088)	8,073

Net increase in cash and cash equivalents	17,928	56,628	101,435
Cash and cash equivalents, beginning of year	229,773	173,145	71,710

Cash and cash equivalents, end of year	$247,701	$229,773	$173,145

Supplemental Cash Flow Disclosure
Cash paid for interest	$13,033	$12,373	$9,862

Cash paid for taxes	$66,150	$107,052	$2,985

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(1) Summary of Significant Accounting Policies
     Nature of Operations. Grey Wolf, Inc., a Texas corporation formed in 1980, is a holding company with no independent assets or operations but through its subsidiaries is engaged in the business of providing onshore contract drilling services to the oil and natural gas industry. Grey Wolf, Inc., through its subsidiaries, currently conducts operations primarily in Alabama, Arkansas, Colorado, Louisiana, Mississippi, New Mexico, Oklahoma, Texas, Utah, Wyoming and Mexico. The consolidated financial statements include the accounts of Grey Wolf, Inc. and its majority-owned subsidiaries (the “Company” or “Grey Wolf”). All intercompany accounts and transactions are eliminated in consolidation.
     Property and Equipment. Property and equipment are stated at cost. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets, as follows:

Useful Lives
(in years)
Drilling rigs and related equipment	3-15
Furniture and fixtures	7
Buildings and improvements	5-20
Vehicles	3-6
Other	3-5
     Depreciation expense for the years ended December 31, 2007, 2006 and 2005 was $97.1 million, $72.9 million and $60.2 million, respectively.
     Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of. The Company reviews its long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Impairment of assets to be held and used is determined by a comparison of the carrying amount of an asset to undiscounted future net cash flows expected to be generated by an asset. If such assets are considered to be impaired, the impairment to be recognized is measured by an amount by which the carrying amount of the assets exceeds the fair value of the assets. For the years ended December 31, 2007, 2006 and 2005, no impairment of our long-lived assests was recorded. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.
     Goodwill and Intangible Assets. Goodwill represents the excess of costs over the fair value of assets of a business acquired. The Company follows the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets.” Pursuant to SFAS No. 142, goodwill and intangible assets acquired in a purchase business combination and determined to have an indefinite useful life are not amortized, but instead are tested for impairment at least annually in accordance with the provisions of SFAS No. 142. For the years ended December 31, 2007, 2006 and 2005, no impairment of our goodwill was recorded. The Company’s intangible assets represent customer contracts and related relationships acquired and have been amortized over the useful life of three years. Amortization expenses related to these intangible assets was $286,000, $1.1 million and $1.1 million, respectively, in the years ended December 31, 2007, 2006, and 2005. As of December 31, 2007, the intangible assets were fully amortized. The net balance of these intangible assets was included in net other noncurrent assets on the consolidated balance sheet in 2006. Accumulated amortization was $2.9 million as of December 31, 2006.
     Revenue Recognition. Contract drilling revenues are earned under daywork and turnkey contracts. Revenue from daywork contracts is recognized when it is realized or realizable and earned. On daywork contracts, revenue is recognized based on the number of days completed at fixed rates stipulated by the contract. For certain contracts, the Company receives lump-sum fees for mobilization of equipment. Mobilization fees and the related costs are deferred and amortized over the contract terms. Revenue from turnkey drilling contracts is recognized using the percentage-of-completion method based upon costs incurred to date and estimated total contract costs. Anticipated losses, if any, on uncompleted contracts are recorded at the time the estimated costs exceed the contract revenue.
     Accounts Receivable. Trade accounts receivable are recorded at the invoiced amount and do not bear interest. The allowance for doubtful accounts represents the Company’s estimate of the amount of probable credit losses existing in the Company’s accounts receivable. The Company determines the allowance based on a review of

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
customer balances and the deemed probability of collection. This review consists of analyzing the age of individual balances, payment history of customers and other known factors.
     Earnings per Share. Basic earnings per share (“EPS”) is based on the weighted average number of common shares outstanding during the applicable period and excludes the nonvested portion of restricted stock. The computation of diluted earnings per share is based on the weighted average number of common shares outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, restricted stock and shares issuable upon conversion of the Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Notes”) and the 3.75% Contingent Convertible Senior Notes due 2023 (the “3.75% Notes”) (collectively referred to as the “Contingent Convertible Senior Notes”).
     Consistent with the provisions of Emerging Issues Task Force (“EITF”) Issue No. 04-08, “The Effect of Contingently Convertible Instruments on Diluted Earnings per Share,” the Company accounts for the Contingent Convertible Senior Notes using the “if converted” method set forth in the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” for calculating diluted earnings per share. Under the “if converted” method, the after-tax effect of interest expense related to the Contingent Convertible Senior Notes is added back to net income, and the convertible debt is assumed to have been converted to common equity at the beginning of the period and is added to outstanding shares. The following is a reconciliation of the components of the basic and diluted earnings per share calculations for the applicable periods:

	Years Ended December 31,
	2007	2006	2005
	(In thousands, except per share amounts)

Numerator:
Net income	$169,892	$219,951	$120,637

Add interest expense on Contingent Convertible Senior Notes, net of related tax effects	8,325	8,117	6,596

Adjusted net income — diluted	$178,217	$228,068	$127,233

Denominator:
Weighted average common shares outstanding — basic	182,006	190,088	191,364

Effect of dilutive securities:
Options — treasury stock method	600	887	1,552
Restricted stock — treasury stock method	586	386	39
Contingent Convertible Senior Notes	42,457	42,457	42,457

Weighted average common shares outstanding — diluted	225,649	233,818	235,412

Earnings per common share:
Basic	$0.93	$1.16	$0.63

Diluted	$0.79	$0.98	$0.54

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     A summary of securities excluded from the computation of basic and diluted earnings per share is presented below for the applicable periods (in thousands):

	Years Ended December 31,
	2007	2006	2005

Basic earnings per share:
Unvested restricted stock	2,504	1,896	198

Diluted earnings per share:
Anti-dilutive stock options	1,411	758	—

Anti-dilutive restricted stock	62	—	135

Total anti-dilutive securities excluded from diluted earnings per share	1,473	758	135

     Income Taxes. The Company records deferred tax liabilities utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its domestic subsidiaries file a consolidated federal income tax return and foreign subsidiaries file returns in the appropriate jurisdictions.
     Share-Based Payment Arrangements. At December 31, 2007, the Company had stock-based compensation plans with employees and directors, which are more fully described in Note 4. Prior to January 1, 2006, the Company accounted for those plans under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no stock-based compensation expense was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation expense recognized for the years ended December 31, 2007 and 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company records compensation expense over the requisite service period using the straight-line method.
     The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-valuation model. The key input variables used in valuing the options granted in 2007 and 2006 were: risk-free interest rate based on three-year U.S. Treasury strips of 4.83% in 2007 and 4.89% in 2006; dividend yield of zero for each year; stock price volatility of 36% in 2007 and 39% in 2006 based on historical volatility of the Company’s stock with consideration given to implied volatilities from traded options on the Company’s stock; and expected option lives of three years for each year based on historical stock option exercise data and future expectations.
     Prior to the adoption of SFAS No.123(R), the Company presented tax benefits of deductions resulting from the exercise of stock options as operating cash flows in the Consolidated Statement of Cash Flows. SFAS No. 123(R) requires the cash flows from the tax benefits resulting from tax deductions in excess of the tax benefit associated with compensation cost recognized for those options (excess tax benefits) to be classified as financing cash flows.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     A summary of the Company’s stock option activity for the year ended December 31, 2007 is presented below:

			Weighted–
			Average
		Weighted–	Remaining	Aggregate
		Average	Contractual	Intrinsic
	Shares	Exercise Price	Life	Value
	(in thousands)		(in years)	(in thousands)

Outstanding at January 1, 2007	3,619	$4.23
Granted	578	6.67
Exercised	(802)	3.57
Forfeited	(12)	4.56

Outstanding at December 31, 2007	3,383	$4.80	5.83	$3,643

Exercisable at December 31, 2007	1,864	$4.03	4.39	$2,966

     The weighted-average grant-date fair value of options granted during the year ended December 31, 2007, 2006 and 2005 was $2.01, $2.35 and $2.99, respectively. The total intrinsic value of options exercised during the years ended December 31, 2007, 2006 and 2005 was $3.3 million, $3.8 million and $8.1 million, respectively.
     As of December 31, 2007, there was $1.8 million of total unrecognized compensation cost related to outstanding stock options. That cost is expected to be recognized over a weighted-average period of 1.7 years. The amount of stock option expense for the years ended December 31, 2007, 2006 and 2005 was $1.7 million, $2.1 million and $0, respectively.
     A summary of the status of the Company’s shares of restricted stock as of December 31, 2007, and changes during the year then ended is presented below:

		Weighted-Average
		Grant-Date
	Shares	Fair Value
	(in thousands)

Non-vested at January 1, 2007	1,896	$7.16
Granted	1,067	6.67
Forfeited	(52)	7.21
Vested	(407)	7.15

Non-vested at December 31, 2007	2,504	$6.95

     As of December 31, 2007, there was $9.8 million of total unrecognized compensation cost related to shares of restricted stock. That cost is expected to be recognized over a weighted-average period of 1.9 years. The amount of expense related to restricted stock for the years ended December 31, 2007, 2006 and 2005 was $5.3 million, $3.2 million and $198,000, respectively. The weighted-average grant-date fair value per share of restricted stock granted during the year ended December 31, 2007 and 2006 was $6.67 and $7.30, respectively.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS No. 123 to stock options granted for the year ended December 31, 2005 (in thousands, except per share amounts).

Net income, as reported	$120,637
Add: Stock-based compensation expense included in reported net income, net of related tax effects	124
Deduct: Total stock-based compensation expense determined under fair value based method for all awards, net of related tax effects	(2,322)

Pro forma net income	$118,439

Basic earnings per share
As reported	$0.63
Pro forma	$0.62
Diluted earnings per share
As reported	$0.54
Pro forma	$0.53
     For purposes of determining compensation expense using the provisions of SFAS No. 123, the fair value of option grants was determined using the Black-Scholes-Merton option-valuation model. The key input variables used in valuing the options granted in 2005 were: risk-free interest rate based on five-year U.S. Treasury strips of 3.86% to 4.46%; dividend yield of zero; stock price volatility of 53% to 57%; and expected option lives of five years.
     Fair Value of Financial Instruments. The carrying amount of the Company’s cash and short-term investments approximates fair value because of the short maturity of those instruments. The carrying amount of the Company’s credit facility approximates fair value as the interest is indexed to the prime rate or LIBOR. The fair value of the 3.75% Notes was $147.4 million and $178.0 million at December 31, 2007 and 2006, respectively versus a face value of $150.0 million. The fair value of the Floating Rate Notes was $132.5 and $159.7 million at December 31, 2007 and 2006, respectively, versus a face value of $125.0 million. Fair value was estimated based on quoted market prices.
     Cash Flow Information. Cash flow statements are prepared using the indirect method. The Company considers all unrestricted highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.
     Restricted Cash. Restricted cash consists of investments in interest bearing certificates of deposit which are used as collateral for letters of credit securing insurance deposits. The carrying value of the investments approximates the current market value.
     Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the use of certain estimates and assumptions relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.
     Concentrations of Credit Risk. The majority of the Company’s contract drilling activities are conducted with major and independent oil and natural gas companies in the United States. Historically, the Company has not required collateral or other security for the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer’s producing properties and filing suit against the customer.
     Comprehensive Income. Comprehensive income includes all changes in a company’s equity during the period that result from transactions and other economic events, other than transactions with its shareholders.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Recent Accounting Pronouncements. In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations”. This pronouncement requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value.” The Statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS No. 141(R), all business combinations will be accounted for by applying the acquisition method. The Statement is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date.
     In December 2007, the FASB issued SFAS No. 160, “Noncontrolling Interests in Consolidated Financial Statements- An Amendment of ARB No. 51.” This pronouncement requires noncontrolling interests (previously referred to as minority interests) to be reported as a component of equity, which changes the accounting for transactions with noncontrolling interest holders. SFAS No. 160 becomes effective for the year ended December 31, 2009 and interim periods therein. Management does not believe this pronouncement will be applicable to the Company.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. SFAS No. 159 is effective as of the beginning of the first fiscal year beginning after November 15, 2007. Management does not believe the requirements of SFAS No. 159 will have a material impact on the consolidated financial statements.
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB deferred for one year the application of the fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. Management does not believe the adoption of the provisions of SFAS No. 157 related to financial assets and liabilities measured at fair value on a recurring basis will have a material impact on the consolidated financial statements. Beginning January 1, 2009, the Company will adopt the provisions for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, which management does not expect to have a material impact on the consolidated financial statements.
     Reclassification. Certain prior period balances have been reclassified to conform to the presentations in 2007 and 2006.
(2) Income Taxes
     The Company and its U.S. subsidiaries file a consolidated federal income tax return and foreign subsidiaries file returns in the appropriate jurisdictions. The components of the provision for income taxes consisted of the following (amounts in thousands):

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years Ended December 31,
	2007	2006	2005

Current
Federal	$68,670	$111,885	$10,260
Foreign	—	—	107
State	6,757	11,229	1,350

	$75,427	$123,114	$11,717

Deferred
Federal	$19,605	$2,933	$56,937
State	473	(1,647)	3,841

	$20,078	$1,286	$60,778

     The United States and Mexico components of income (loss) before income taxes were as follows (amounts in thousands):

	Years Ended December 31,
	2007	2006	2005

United States	$268,185	$344,351	$193,132
Mexico	(2,788)	—	—

	$265,397	$344,351	$193,132

     Deferred income taxes are determined based upon the difference between the carrying amount of assets and liabilities for financial reporting purposes and amounts used for income tax purposes, and net operating loss and tax credit carryforwards. The tax effects of the Company’s temporary differences and carryforwards were as follows (amounts in thousands):

	December 31,
	2007	2006

Deferred tax assets
Workers compensation accruals	$7,244	$6,072
Long-term incentive plans	3,240	4,062
Net operating losses	781	—
Other	2,760	3,116

	14,025	13,250
Less: valuation allowance	(781)	—

	13,244	13,250

Deferred tax liabilities
Depreciation	143,162	127,565
Interest deductions on Contingent Convertible Debt	15,580	—

	158,742	127,565

Net deferred tax liability	$145,498	$114,315

     The net operating losses (“NOL’s”) relate to the Company’s operations in Mexico. These NOL’s are not expected to be realized due to the level of future taxable income, and as such a valuation allowance has been applied to the full amount of the NOL’s. For the remaining deferred tax assets, no valuation allowance was recorded as of

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2007 and 2006, respectively, as management believes that it is more likely than not that future earnings and reversal of deferred tax liabilities will be sufficient to permit the Company to realize its deferred tax assets.
     The following summarizes the differences between the federal statutory tax rate of 35% (amounts in thousands):

	Years Ended December 31,
	2007	2006	2005

Income tax expense at statutory rate	$92,889	$120,523	$67,596

Increase (decrease) in taxes resulting from:
Permanent differences
Section 199 “Manufacturing Deduction”	(4,537)	(3,418)	—
Basis differences in assets that were purchased in capital stock acquisitions	972	972	972
State taxes, net	4,529	5,950	3,131
Valuation allowance on foreign tax assets	781	—	—
Other	871	373	796

Income tax expense	$95,505	$124,400	$72,495

     The Company adopted the provisions of FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes,” on January 1, 2007. FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements in accordance with SFAS No. 109, “Accounting for Income Taxes.” FIN 48 prescribes a recognition threshold and measurement attribute for the financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting in interim periods, disclosure, and transition and was effective for fiscal years beginning after December 15, 2006. The Company analyzed filing positions in all of the federal and state jurisdictions where it is required to file income tax returns, as well as all open tax years in these jurisdictions. As a result of adopting FIN 48, the Company recorded an increase to beginning retained earnings, as prescribed in this interpretation, in the amount of $1.2 million. This increase relates to net tax benefits for positions taken in the Company’s income tax returns that meet the recognition criteria in FIN 48. Prior to the adoption of FIN 48, these benefits were not recognized for financial statement purposes. The Company’s policy is to accrue interest and penalties associated with uncertain tax positions in income tax expense. At January 1, 2007, no interest and penalties were accrued in connection with uncertain tax positions. At December 31, 2007, there was $449,000 of interest and penalties accrued in connection with uncertain tax positions. The tax years that remain open to examination by the major taxing jurisdictions to which the Company is subject range from 1996 to 2006. The Company has identified its major taxing jurisdictions as the United States, Texas and Louisiana.
     At the date of adoption, the Company had $1.4 million of unrecognized tax benefits, all of which would have an impact on the effective tax rate, net of federal tax benefits, if recognized. As of December 31, 2007, the Company had $2.1 million of unrecognized tax benefits, all of which would have an impact on the effective tax rate, net of federal tax benefits, if recognized.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The activity associated with our unrecognized tax benefit during 2007 is as follows (in thousands):

Tax benefits unrecognized at January 1, 2007	$1,446
Increases from:
Tax positions taken during a prior period	—
Tax positions taken during the current period	733
Decreases from:
Tax positions taken during a prior period	(38)
Settlements with taxing authorities	—
Lapse of applicable statute of limitations	—

Tax benefits unrecognized at December 31, 2007	$2,141

(3) Long-Term Debt
     Long-term debt consists of the following (amounts in thousands):

	December 31,
	2007	2006

Contingent Convertible Senior Notes due May 2023	$150,000	$150,000

Floating Rate Contingent Convertible Senior Notes due April 2024	125,000	125,000

	$275,000	$275,000
Less current maturities	—	—

Long-term debt	$275,000	$275,000

3.75% Notes
     The 3.75% Notes bear interest at 3.75% per annum and mature on May 7, 2023. The 3.75% Notes are convertible into shares of the Company’s common stock, upon the occurrence of certain events, at a conversion price of $6.45 per share, which is equal to a conversion rate of 155.0388 shares per $1,000 principal amount of the 3.75% Notes, subject to adjustment. The Company will pay contingent interest at a rate equal to 0.50% per annum during any six-month period, with the initial six-month period commencing May 7, 2008, if the average trading price of the 3.75% Notes per $1,000 principal amount for the five day trading period ending on the third day immediately preceding the first day of the applicable six-month period equals $1,200 or more. The 3.75% Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are immaterial. The 3.75% Notes and the guarantees rank equally with all of the Company’s other senior unsecured debt, currently the Floating Rate Notes. Fees and expenses of $4.0 million incurred at the time of issuance are being amortized through May 2013, the first date the holders may require the Company to repurchase the 3.75% Notes.
     The Company may redeem some or all of the 3.75% Notes at any time on or after May 14, 2008, at a redemption price shown below, payable in cash, plus accrued but unpaid interest, including contingent interest, if any, to the date of redemption:

Redemption
Period	Price

May 14, 2008 through May 6, 2009	101.88%
May 7, 2009 through May 6, 2010	101.50%
May 7, 2010 through May 6, 2011	101.13%
May 7, 2011 through May 6, 2012	100.75%
May 7, 2012 through May 6, 2013	100.38%
May 7, 2013 and thereafter	100.00%

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Holders may require the Company to repurchase all or a portion of the 3.75% Notes on May 7, 2013 or May 7, 2018, and upon a change of control, as defined in the indenture governing the 3.75% Notes, at 100% of the principal amount of the 3.75% Notes, plus accrued but unpaid interest, including contingent interest, if any, to the date of repurchase, payable in cash.
     The 3.75% Notes are convertible, at the holders’ option, prior to the maturity date into shares of the Company’s common stock under the following circumstances:
•	during any calendar quarter, if the closing sale price per share of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 110% of the conversion price per share ($7.10 per share) on that 30th trading day;

•	if the Company has called the 3.75% Notes for redemption;

•	during any period that the credit ratings assigned to the 3.75% Notes by both Moody’s Investors Service (“Moody’s”) and Standard & Poor’s Ratings Group (“S&P”) are reduced below B1 and B+, respectively, or if neither rating agency is rating the 3.75% Notes;

•	during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the 3.75% Notes for each day of such period was less than 95% of the product of the closing sale price per share of the Company’s common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the 3.75% Notes; or

•	upon the occurrence of specified corporate transactions, including a change of control.
     One of the triggering events permitting note holders to convert their 3.75% Notes into shares of the Company’s common stock was met at various times during the years ended December 31, 2007, 2006, and 2005. That triggering event is: if, during any calendar quarter, the closing sale price per share of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 110% of the conversion price per share ($7.10 per share) on that 30th trading day, then the 3.75% Notes become convertible at the note holders’ option. During the periods in which the 3.75% Notes were convertible, none of the note holders exercised their right to convert them into shares of the Company’s common stock.
Floating Rate Notes
     On March 31, 2004, the Company issued $100.0 million aggregate principal amount of Floating Rate Notes in a private offering that yielded net proceeds of approximately $97.8 million. On April 27, 2004, one of the initial purchasers in the Company’s private offering of the Floating Rate Notes exercised its option to purchase an additional $25.0 million aggregate principal amount of the Floating Rate Notes with the same terms. This yielded net proceeds of $24.4 million. The Floating Rate Notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. The per annum interest rate will never be less than zero or more than 6.00%. The average interest rate on the Floating Rate Notes was 5.28% and 5.07% for the years ended December 31, 2007 and 2006, respectively. The interest rate was 5.18% and 5.32% for the quarters ended December 31, 2007 and 2006, respectively. The Floating Rate Notes mature on April 1, 2024. The Floating Rate Notes are convertible into shares of the Company’s common stock, upon the occurrence of certain events, at a conversion price of $6.51 per share, which is equal to a conversion rate of 153.6098 shares per $1,000 principal amount of the Floating Rate Notes, subject to adjustment. The Floating Rate Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are immaterial. The Floating Rate Notes and the guarantees rank equally with all of the Company’s other senior unsecured debt, currently the Company’s 3.75% Notes. Fees and expenses of approximately $3.6 million incurred at the time of issuance are being amortized through April 1, 2014, the first date the holders may require the Company to repurchase the Floating Rate Notes.
     The Company may redeem some or all of the Floating Rate Notes at any time on or after April 1, 2014, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
and liquidated damages, if any, to the date of repurchase, payable in cash. Holders may require the Company to repurchase all or a portion of the Floating Rate Notes on April 1, 2014 or April 1, 2019, and upon a change of control, as defined in the indenture governing the Floating Rate Notes, at 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash.
     The Floating Rate Notes are convertible, at the holders’ option, prior to the maturity date into shares of the Company’s common stock under the following circumstances:
•	during any calendar quarter, if the closing sale price per share of the Company’s common stock for at least 20 trading days in the period of 30 consecutive trading days ending on the last trading day of the calendar quarter preceding the quarter in which the conversion occurs, is more than 120% of the conversion price per share ($7.81 per share) on that 30th trading day;

•	if the Company has called the Floating Rate Notes for redemption;

•	during any period that the credit ratings assigned to the Company’s 3.75% Notes by both Moody’s S&P are reduced below B1 and B+, respectively, or if neither rating agency is rating the Company’s 3.75% Notes;

•	during the five trading day period immediately following any nine consecutive trading day period in which the average trading price per $1,000 principal amount of the Floating Rate Notes for each day of such period was less than 95% of the product of the closing sale price per share of the Company’s common stock on that day multiplied by the number of shares of common stock issuable upon conversion of $1,000 principal amount of the Floating Rate Notes; or

•	upon the occurrence of specified corporate transactions, including a change of control.
     During the third quarter of 2007, the Floating Rate Notes were convertible into shares of the Company’s common stock because one of the triggering events permitting note holders to convert their Floating Rate Notes occurred during the second quarter of 2007. The triggering event was that the closing price per share of the Company’s common stock exceeded 120% of the conversion price ($7.81 per share) of the Floating Rate Notes for at least 20 trading days in the period of 30 consecutive trading days ended on June 30, 2007. None of the note holders exercised their right to convert the Floating Rate Notes into shares of the Company’s common stock.
CIT Facility
     The Company’s subsidiary Grey Wolf Drilling Company L.P. has a $100.0 million credit facility with the CIT Group/Business Credit, Inc. (the “CIT Facility”) which expires December 31, 2008. The CIT Facility, as amended, provides the Company with the ability to borrow up to the lesser of $100.0 million or 50% of the Orderly Liquidation Value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of the United States of America. The CIT Facility is a revolving facility with automatic renewals after expiration unless terminated by the lender on any subsequent anniversary date and then only upon 60 days prior notice. Periodic interest payments are due at a floating rate based upon the Company’s debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.50%. The CIT Facility provides up to $50.0 million available for letters of credit. The Company is required to pay a quarterly commitment fee of 0.375% to 0.50% per annum on the unused portion of the CIT Facility. Letters of credit accrue a fee of 1.25% per annum. The Company incurred $801,000, $786,000 and $760,000 for the years ended December 31, 2007, 2006, and 2005, respectively, related to these fees. The letters of credit fees are reflected in interest expense on the consolidated statements of operations.
     The CIT Facility contains affirmative and negative covenants and the Company is in compliance with these covenants. Substantially all of the Company’s assets, including its drilling equipment, are pledged as collateral under the CIT Facility which is also guaranteed by the Company and certain of the Company’s wholly-owned subsidiaries. The Company, however, retains the option, subject to a minimum appraisal value, under the CIT Facility to extract $75.0 million of the equipment out of the collateral pool in connection with the sale or exchange of such collateral or relocation of equipment outside the contiguous 48 states of the United States of America.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     Among the various covenants that the Company must satisfy under the CIT Facility are the following two covenants (as defined in the CIT Facility) which apply whenever the Company’s liquidity, defined as the sum of cash, cash equivalents and availability under the CIT Facility, falls below $35.0 million:
•	1 to 1 EBITDA coverage of debt service, tested monthly on a trailing 12 month basis; and

•	minimum tangible net worth (as defined in the CIT Facility) at the end of each quarter will be at least the prior year tangible net worth less non-cash write-downs since the prior year-end and less fixed amounts for each quarter end for which the test is calculated.
     At December 31, 2007, the Company’s liquidity as defined above was $316.8 million. Additionally, if the total amount outstanding under the CIT Facility (including outstanding letters of credit) exceeds 50% of the Orderly Liquidation Value of the Company’s domestic rigs, the Company is required to make a prepayment in the amount of the excess. Also, if the average rig utilization rate falls below 45% for two consecutive months, the lender will have the option to request one additional appraisal per year to aid in determining the current orderly liquidation value of the drilling equipment. Average rig utilization is defined as the total number of rigs owned which are operating under drilling contracts in the 48 contiguous states of the United States of America divided by the total number of rigs owned, excluding rigs not capable of working without substantial capital investment. Events of default under the CIT Facility include, in addition to non-payment of amounts due, misrepresentations and breach of loan covenants and certain other events including:
•	default with respect to other indebtedness in excess of $350,000;

•	legal judgments in excess of $350,000; or

•	a change in control which means that the Company ceases to own 100% of its two principal subsidiaries, some person or group that has either acquired beneficial ownership of 30% or more of the Company or obtained the power to elect a majority of the Company’s board of directors, or the Company’s board of directors ceases to consist of a majority of “continuing directors” (as defined by the CIT Facility).
     The CIT Facility allows the Company to repurchase shares of its common stock, pay dividends to its shareholders, and make prepayments on the 3.75% Notes and the Floating Rate Notes. However, all of the following conditions must be met to enable the Company to make payments for any of the above-mentioned reasons: (i) payments may not exceed $150.0 million in the aggregate, (ii) no Default or Event of Default shall exist at the time of any such payments, (iii) at least $35.0 million of Availability (availability under the CIT Facility plus cash on hand) exists immediately after any such payments, and (iv) the Company must provide CIT Group/Business Credit, Inc. three Business Days prior written notice of any such payments. Capitalized terms used in the preceding sentence but not defined herein are defined in the CIT Facility.
     The Company currently has no outstanding balance under the CIT Facility and had $30.9 million of undrawn, standby letters of credit at December 31, 2007. These standby letters of credit are for the benefit of various insurance companies as collateral for premiums and losses which may become payable under the terms of the underlying insurance contracts. Outstanding letters of credit reduce the amount available for borrowing under the CIT Facility.
(4) Capital Stock and Stock Option Plans
     On September 21, 1998, the Company adopted a Shareholder Rights Plan (the “Plan”) in which rights to purchase shares of Junior Preferred stock will be distributed as a dividend at the rate of one Right for each share of common stock. Each Right will entitle holders of the Company’s common stock to buy one-one thousandth of a share of Grey Wolf’s Series B Junior Participating Preferred stock at an exercise price of $11. The Rights will be exercisable only if a person or group acquires beneficial ownership of 15% or more of Grey Wolf’s common stock or announces a tender or exchange offer upon consummation of which such person or group would beneficially own 15% or more of Grey Wolf’s common stock. Furthermore, if any person becomes the beneficial owner of 15% or more of Grey Wolf’s common stock, each Right not owned by such person or related parties will enable its holder to purchase, at the Right’s then-current exercise price, shares of common stock of the Company having a value of twice the Right’s exercise price. The Company will generally be entitled to redeem the Rights at $.001 per Right at any time until the 10th day following public announcement that a 15% position has been acquired.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The 2003 Incentive Plan (the “2003 Plan”) was approved by shareholders in May 2003. The 2003 Plan authorizes the grant of the following equity-based awards:
•	incentive stock options;

•	non-statutory stock options;

•	restricted shares; and

•	other stock-based and cash awards.
     The 2003 Plan replaced the Company’s 1996 Employee Stock Option Plan (the “1996 Plan”), but all outstanding options previously granted continue to be exercisable subject to the terms and conditions of such grants. The 1996 Plan allowed for grants of non-statutory options to purchase shares of the Company’s common stock, but no further grants of common stock will be made under the 1996 Plan. The 2003 Plan reserves a maximum of 22.0 million shares of the Company’s common stock underlying all equity-based awards, but is reduced by the number of shares subject to previous grants under the 1996 Plan. At December 31, 2007, there were 7.2 million shares of common stock available for grant under the 2003 Plan until March 2013. Prior to 2003, the Company also granted options under stock option agreements with its directors that are outside of the 1996 Plan and the 2003 Plan. At December 31, 2007, these individuals had options outstanding to purchase an aggregate of 700,500 shares of common stock.
     The exercise price of stock options approximates the fair market value of the stock at the time the option is granted. A portion of the outstanding options became exercisable upon issuance and the remaining become exercisable in varying increments over three to five-year periods. The options expire on the tenth anniversary of the date of grant.
     Shares of restricted stock entitle the holder to one vote per share and are only restricted due to vesting conditions. Restricted shares vest in varying increments over three to five-year periods.
(5) Related-Party Transactions
     The Company performed contract drilling services for affiliates of one of the Company’s directors. Total revenues recognized from these affiliates during 2007, 2006 and 2005 were $36.0 million, $41.5 million and $18.2 million, respectively. These affiliates had accounts receivable balances with the Company of $6.1 million and $10.7 million at December 31, 2007 and 2006, respectively. All services performed for these companies were done so at prevailing market rates.
(6) Commitments and Contingencies
Operating Leases
     The Company occupies various facilities and leases certain equipment under various lease agreements. The minimum rental commitments under non-cancelable operating leases, with lease terms in excess of one year subsequent to December 31, 2007 are as follows:

Year	Amount
2008	$1,014,000
2009	701,000
2010	655,000
2011	56,000
2012	—

$2,426,000

     Lease expense under operating leases for 2007, 2006 and 2005 was approximately $973,000, $846,000 and $931,000, respectively.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
New Rig Purchases
     The Company has agreed to purchase two new 1,500 horsepower built-for-purpose rigs in 2008 with estimated remaining payments of $34.5 million.
Contingencies
     The Company is involved in litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company’s consolidated financial condition or results of operations.
(7) Employee Benefit Plan
     The Company has a defined contribution employee benefit plan covering substantially all of its employees. The Company matches 100% of the first 3% of individual employee contributions and 50% of the next 3% of individual employee contributions. Employer matching contributions under the plan totaled $2.3 million, $1.7 million and $1.4 million for the years ended December 31, 2007, 2006 and 2005, respectively. Upon reaching the service requirements to join the plan, participants immediately vest in employer matching contributions.
(8) Segment Information
     Prior to the third quarter of 2007, the Company managed its business as one reportable segment. Although the Company provided onshore contract drilling services in several markets, these operations were aggregated into one reportable segment based on the similarity of economic characteristics among all markets, including the nature of the services provided and the type of customers of such services.
     During the third quarter of 2007, the Company began operations in Mexico. The domestic and Mexican operations are considered separate segments as a result of differences in economic characteristics, separate regulatory environments, and different types of customers being served. Domestic operations were aggregated into one reportable segment based on the similarity of economic characteristics among all markets, including the nature of the services provided and the type of customers of such services. Intersegment revenue is eliminated in consolidation.
     The following tables set forth certain financial information with respect to the Company’s reportable segments (in thousands):

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Years ended December 31,
	2007	2006	2005
Revenue
United States	$897,484	$945,527	$696,979
Mexico	9,093	—	—

Total revenue	$906,577	$945,527	$696,979

Operating Income
United States	$265,651	$346,479	$200,923
Mexico	454	—	—

Total operating income	$266,105	$346,479	$200,923

Capital expenditures
United States(1)	$229,555	$208,140	$131,352
Mexico	407	—	—

Total capital expenditures	$229,962	$208,140	$131,352

Assets
United States	$1,189,620	$1,086,984	$869,035
Mexico	18,350	—	—

Total assets	$1,207,970	$1,086,984	$869,035

(1)	Capital expenditures for the United States segment include deposits for new rig purchases. For the years ended December 31, 2007 and 2006, deposits for new rig purchases were $9.8 million and $11.0 million, respectively.
Concentrations
     There were no customers representing greater than 10% of the Company’s revenue for the years ended December 31, 2007, 2006 and 2005.
(9) Insurance Recoveries
     The Company maintains insurance coverage to protect against certain hazards inherent in contract drilling operations. During 2006, the Company experienced a fire on one of its 2,000 horsepower diesel electric rigs, which was drilling under a daywork contract in South Louisiana. The fire resulted in a total loss of the rig and one of the Company’s top drives which was being used on this rig. The Company filed a claim with its insurance carriers to recoup this loss. The net book value of the rig and top drive was $6.9 million at the time of the loss. The Company recorded a gain of $4.2 million in 2006 resulting from the insurance proceeds.
     Also in 2006, the Company encountered difficulties on a well being drilled under a turnkey contract. The cost associated with the difficulties is covered by the Company’s insurance subject to a deductible of $1.4 million. The costs incurred totaled approximately $8.7 million, of which $7.2 million was recovered through the Company’s insurance, after satisfaction of the deductible, in 2007.
     In 2007, the Company encountered difficulties on a well being drilled under another turnkey contract. The cost associated with the difficulties is covered by the Company’s insurance, subject to a deductible of $375,000. The costs incurred totaled approximately $2.5 million, of which $1.6 million was recovered through the Company’s insurance after satisfaction of the deductible. As of December 31, 2007, $248,000 of the receivable had not been collected. This balance was collected in January of 2008.
     Insurance recoveries associated with the turnkey contracts discussed above are shown as a reduction to drilling operations expenses on the consolidated statements of operations.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(10) Asset Sales
     During 2006, the Company sold five of its rigs formerly held for refurbishment and certain of its spare equipment in separate transactions. The Company received $21.1 million in cash in exchange for the five rigs and spare equipment, which resulted in a gain of $10.8 million during the year ended December 31, 2006. The Company also recorded other gains on sales of vehicles and equipment which are included on the consolidated statements of operations.
(11) Treasury Stock
     On May 25, 2006, the Company announced that its Board of Directors approved a plan authorizing the repurchase of up to $100.0 million shares of common stock in open market or in privately negotiated block-trade transactions. On September 25, 2007, the Company announced that its Board of Directors authorized a $50.0 million increase in the common stock repurchase program, bringing the total program to $150.0 million. The number of shares purchased and the timing of purchases is based on several factors, including the price of the common stock, general market conditions, available cash and alternate investment opportunities. The stock repurchase program is subject to termination prior to completion. As of December 31, 2007, the Company repurchased 18.6 million shares at a total price of $120.4 million, inclusive of commissions, under this program.
     The Company also had treasury shares that were acquired through the vesting of restricted stock. The Company’s employees elected to have shares withheld to cover required minimum payroll tax withholdings incurred when restricted stock vests. The number of shares withheld is based upon the market price of the common stock at the time of vesting. The Company then pays the taxes on the employees’ behalf and holds the shares withheld as treasury stock. As of December 31, 2007, approximately 111,000 shares were acquired through such treasury share purchases.
(12) Quarterly Financial Data (unaudited)
     Summarized quarterly financial data for the years ended December 31, 2007, 2006 and 2005 are set forth below (amounts in thousands, except per share amounts).

	Quarter Ended
	March	June	September	December
	2007	2007	2007	2007

Contract drilling revenues	$242,013	$227,520	$223,999	$213,045
Operating income	92,300	65,733	55,982	52,090
Income before income taxes	91,967	65,888	55,795	51,747
Net income	58,578	41,708	35,588	34,018
Net income per common share
— basic	$0.32	$0.23	$0.19	$0.19
— diluted	$0.27	$0.19	$0.17	$0.16

	Quarter Ended
	March	June	September	December
	2006	2006	2006	2006

Contract drilling revenues	$222,879	$239,590	$242,728	$240,330
Operating income	87,069	90,425	87,041	81,944
Income before income taxes	85,916	90,123	86,726	81,586
Net income	54,249	57,915	55,262	52,525
Net income per common share
— basic	$0.28	$0.30	$0.29	$0.28
— diluted	$0.24	$0.25	$0.25	$0.24

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

	Quarter Ended
	March	June	September	December
	2005	2005	2005	2005

Contract drilling revenues	$149,992	$161,315	$181,523	$204,149
Operating income	38,851	46,150	52,541	63,381
Income before income taxes	36,684	44,053	50,661	61,734
Net income	23,044	27,633	31,779	38,181
Net income per common share
— basic	$0.12	$0.14	$0.17	$0.20
— diluted	$0.10	$0.12	$0.14	$0.17
(13) Reconciliation with Canadian Generally Accepted Accounting Principles
     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) which conform with Canadian generally accepted accounting principles (“Canadian GAAP”) in all material respects, except as follows:
Share-based payment arrangements
     Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation expense recognized for the years ended December 31, 2007 and 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company records compensation expense over the requisite service period using the straight-line method. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans with employees and directors under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no stock-based compensation expense was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Canadian GAAP required the recognition of compensation expense for all stock-based awards on a prospective basis as of January 1, 2004. The computation of stock based compensation under Canadian GAAP did not differ from SFAS123(R) as it pertains to the options of the Company. The cumulative adjustment to retained earnings at January 1, 2006 for stock-based compensation not previously recorded under U.S. GAAP was $763,000, net of tax.
Debt issuance costs
     Under U.S. GAAP and under Canadian GAAP prior to January 1, 2007, debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Effective January 1, 2007, Canadian GAAP required that such costs be presented as a reduction of the related debt, resulting in a $4.4 million reclassification from other noncurrent assets to contingent convertible senior notes at December 31, 2007.
Convertible Debentures
     Under U.S. GAAP the Company’s convertible debentures are classified entirely as debt. Canadian GAAP requires that the value of the embedded conversion feature of the debentures be separated and reported in equity. As the debentures are converted, an appropriate portion of the debt and equity components are transferred to shareholders’ capital. The debt balance associated with the convertible debentures, after allocating a portion of the proceeds to the equity conversion feature, accretes over time to the amount owing on maturity and such increases in the debt are reflected as non-cash interest expense in the statement of operations.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     The application of Canadian GAAP would have the following impact on the consolidated financial statements:
Consolidated Statements of Earnings

	Years ended December 31,
	2007	2006	2005

Net income and comprehensive income under U.S. GAAP	$169,892	$219,951	$120,637
Adjustments under Canadian GAAP:
Stock compensation expense	410	814	(514)
Interest accretion	(10,013)	(9,161)	(8,380)

Net income and comprehensive income under Canadian GAAP	$160,289	$211,604	$111,743
Add interest expense on Contingent Convertible Senior Notes, net of related tax effects	18,338	17,278	14,976

Adjusted net income — diluted	$178,627	$228,882	$126,719
Denominator:

Weighted average common shares outstanding — basic	182,006	190,088	191,364
Effect of dilutive securities:
Options — treasury stock method	600	887	1,552
Restricted Stock — treasury stock method	586	386	39
Contingent Convertible Senior Notes	42,457	42,457	42,457

Weighted average common shares outstanding — diluted	225,649	233,818	235,412

Net income per common share under Canadian GAAP:
Basic	$0.88	$1.11	$0.58

Diluted	$0.79	$0.98	$0.54

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
Consolidated Balance Sheets

	As at December 31,		As at December 31
	2007		2006
		Canadian		Canadian
	As reported	GAAP	As reported	GAAP

Current assets	$443,496	$443,496	$451,846	$451,846
Property, plant and equipment	737,944	737,944	608,136	608,136
Goodwill	10,377	10,377	10,377	10,377
Other noncurrent assets, net	16,153	11,769	16,625	16,625

	$1,207,970	$1,203,586	$1,086,984	$1,086,984

Current liabilities	$104,692	$104,692	$147,082	$147,082
Contingent convertible senior notes	275,000	190,425	275,000	184,796
Other long-term liabilities	18,126	18,126	9,877	9,877
Deferred income taxes	150,643	150,643	121,231	121,231
Shareholders’ equity	659,509	739,700	533,794	623,998

	$1,207,970	$1,203,586	$1,086,984	$1,086,984

(14) Subsequent Event
     On December 23, 2008, the acquisition of the Company by Precision Lobos Corporation, a subsidiary of Precision Drilling Trust of Calgary, Canada (the “Acquisition”), was successfully completed following the approval of the merger by the shareholders of the Company. Pursuant to the Acquisition, the Company was merged with and into Precision Lobos Corporation. Accordingly, the separate legal existence of the Company has ceased and Precision Lobos Corporation is the surviving corporation. Total consideration paid to shareholders of the Company was approximately $897.2 million in cash and 34.4 million Precision Drilling Trust units.
     On September 4, 2008, Howard G. Ahrens filed a class action petition in a case styled Howard G. Ahrens, On Behalf of Itself and All Others Similarly Situated vs. Grey Wolf, Inc., Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy, Steven A. Webster, and William R. Zeigler (Cause No. 2008-53565), in the District Court of Harris County, Texas, 127th Judicial District. The petitioner, a purported Grey Wolf shareholder, filed suit on behalf of himself “and all other similarly situated” alleging (1) the Company’s board of directors breached fiduciary duties owed to shareholders in connection with the Acquisition by, among other things, failing to take steps to maximize the value of the Company to its public shareholders and (2) the Company aided and abetted the alleged breach of fiduciary duty by its board of directors. The plaintiff sought to enjoin the Acquisition and also asked for other relief, including an award of attorneys’ and experts’ fees. On October 27, 2008, the Company and its board of directors challenged the plaintiff’s standing to bring a direct action against the board of directors because, under Texas law, the members of the board of directors only owe fiduciary duties to the Company, not individual shareholders. The Court sustained this challenge and provided the plaintiff the opportunity to amend his pleading, which he did on December 12, 2008. The substance of the plaintiff’s claims remained unchanged and the standing issue was re-urged. On December 18, 2008, the Court ruled in favor of the Company and the board of directors, holding that the plaintiff could not enjoin the Acquisition. This case currently remains pending.
     On September 4, 2008, H. Alan Caplan filed a shareholder derivative petition in a case styled H. Alan Caplan v. Steven A. Webster, William R. Ziegler, Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy and Grey Wolf, Inc.; Cause No. 2008-53888; In the 165th District Court of Harris

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
County. The plaintiff asserts that he is a shareholder of the Company and alleges that the Company and its directors, in connection with the Acquisition collectively and individually breached fiduciary duties of loyalty, good faith, candor and care. The lawsuit further alleges that, in connection with the Acquisition, Grey Wolf and its directors acted with negligence and/or gross negligence in (i) failing to maximize shareholder value and (ii) failing to adequately consider previous bona fide offers for the Company. The plaintiff seeks an award of monetary damages for all losses and/or damages suffered by the Company as a result of the allegations contained in the lawsuit and an award of attorneys’ and experts’ fees. On November 17, 2008, the Company challenged this lawsuit based on the plaintiff’s failure to provide the board of directors the statutorily required demand and opportunity to make a determination as to whether the lawsuit is in the best interest of the corporation. Three days after filing this challenge, the plaintiff submitted the required demand. Pursuant to Texas law, the Company’s board of directors immediately developed a committee to investigate the allegations set forth in plaintiff’s demand and, on December 23, 2008, determined that the lawsuit was not in the best interest of the corporation. On the same date, the Company filed its motion to dismiss this lawsuit based on the board of director’s determination. No action by the plaintiff has taken place since filing the motion to dismiss.
     On September 11, 2008, Charles J. Crane filed a shareholder derivative petition in a case styled Charles J. Crane Derivatively On Behalf of Grey Wolf vs. Thomas P. Richards, William R. Ziegler, William T. Donovan, Steven A. Webster, Robert E. Rose, Frank M. Brown, Trevor M. Turbidy; Precision Drilling Trust, Precision Drilling Corporation, and Precision Lobos Corporation (Cause No. 2008-55129), in the 269th District Court of Harris County. The plaintiff asserts that he is a shareholder of the Company. The lawsuit alleges that the Company’s directors breached their fiduciary duties owed to their shareholders in connection with the Acquisition by, among other things, permitting Precision to attempt to eliminate the public shareholders’ equity interest in the Company pursuant to a defective sales process and permitting Precision to buy Grey Wolf for an unfair price. The plaintiff then alleges that Precision aided and abetted this alleged breach of fiduciary duty by the Company’s directors. The plaintiff sought to enjoin the Acquisition and also asks for other relief, including an award of attorneys’ and experts’ fees. On November 17, 2008, the Company challenged this lawsuit based on the plaintiff’s failure to provide the board of directors the statutorily required demand and opportunity to make a determination as to whether the lawsuit is in the best interest of the corporation. Two days after filing this challenge, the plaintiff submitted the required demand. Pursuant to Texas law, the Company’s board of directors immediately developed a committee to investigate the allegations set forth in plaintiff’s demand and, on December 23, 2008, determined that the lawsuit was not in the best interest of the corporation. On the same date, the Company filed its motion to dismiss this lawsuit based on the board of director’s determination. No action by the plaintiff has taken place since filing the motion to dismiss.
     These lawsuits are in the early stages; however, the Company believes that the lawsuits are without merit and intends to defend the lawsuits vigorously.

Schedule II
GREY WOLF, INC. AND SUBSIDIARIES
VALUATION AND QUALIFYING ACCOUNTS
(IN THOUSANDS)

		Additions	Deductions
	Balance at	Charged to	From	Balance at
	Beginning	Bad Debt	Bad Debt	End
	of Period	Allowance	Allowance	of Period
Year Ended December 31, 2005
Allowance for doubtful accounts receivable	$2,424	$250	$—	$2,674

Year ended December 31, 2006
Allowance for doubtful accounts receivable	$2,674	$495	$—	$3,169

Year ended December 31, 2007
Allowance for doubtful accounts receivable	$3,169	$—	$—	$3,169

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Balance Sheets
(Amounts in thousands, except share data)

	September 30,	December 31,
	2008	2007
	(Unaudited)
ASSETS
Current assets:
Cash and cash equivalents	$290,226	$247,701
Restricted cash	867	847
Accounts receivable, net of allowance of $2,922 at September 30, 2008 and $3,169 at December 31, 2007	182,217	176,466
Prepaids and other current assets	10,585	13,337
Deferred tax assets	6,949	5,145

Total current assets	490,844	443,496
Property and equipment:
Land, buildings and improvements	9,630	8,534
Drilling equipment	1,463,254	1,331,401
Furniture and fixtures	6,043	5,397

Total property and equipment	1,478,927	1,345,332
Less: accumulated depreciation	(689,046)	(607,388)

Net property and equipment	789,881	737,944

Goodwill	10,377	10,377
Other noncurrent assets, net	30,785	16,153

	$1,321,887	$1,207,970

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable-trade	$63,814	$52,557
Accrued workers’ compensation	6,086	7,608
Payroll and related employee costs	16,356	15,439
Accrued interest payable	3,325	2,553
Current income taxes payable	3,670	14,705
Other accrued liabilities	15,138	11,830

Total current liabilities	108,389	104,692

Contingent convertible senior notes	274,725	275,000
Other long-term liabilities	20,563	18,126
Deferred income taxes	165,468	150,643

Commitments and contingent liabilities	—	—

Shareholders’ equity:
Series B Junior Participating Preferred stock; $1 par value; 250,000 shares authorized; none outstanding	—	—
Common stock; $0.10 par value; shares authorized: 500,000,000; shares issued: 198,272,887 at September 30, 2008 and 197,045,996 at December 31, 2007; shares outstanding: 178,937,722 at September 30, 2008 and 178,345,603 at December 31, 2007	19,827	19,704
Additional paid-in capital	402,743	393,894
Treasury stock, at cost: 19,335,165 shares at September 30, 2008 and 18,700,393 shares at December 31, 2007	(124,767)	(121,096)
Retained earnings	454,939	367,007

Total shareholders’ equity	752,742	659,509

	$1,321,887	$1,207,970

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Operations
(Amounts in thousands, except per share data)
(Unaudited)

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Contract drilling revenue	$234,150	$223,999	$652,379	$693,532

Costs and expenses:
Drilling operations	141,341	136,947	384,802	390,207
Depreciation and amortization	27,744	24,355	82,497	68,166
General and administrative	7,721	6,757	24,554	21,315
Merger activity costs	18,327	—	18,327	—
(Gain) loss on sale of assets	(11)	(42)	39	(171)

Total costs and expenses	195,122	168,017	510,219	479,517

Operating income	39,028	55,982	142,160	214,015

Other income (expense):
Interest income	1,656	3,334	6,134	10,086
Interest expense	(2,564)	(3,521)	(8,610)	(10,451)

Other income (expense), net	(908)	(187)	(2,476)	(365)

Income before income taxes	38,120	55,795	139,684	213,650

Income tax expense:
Current	11,602	15,205	38,731	59,492
Deferred	2,207	5,002	13,021	18,284

Total income tax expense	13,809	20,207	51,752	77,776

Net income	$24,311	$35,588	$87,932	$135,874

Net income per common share (Note 2):
Basic	$0.14	$0.19	$0.50	$0.74

Diluted	$0.12	$0.17	$0.42	$0.63

Weighted average common shares outstanding:
Basic	176,221	182,599	175,999	182,875

Diluted	220,595	226,292	219,991	226,533

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Shareholders’ Equity and Comprehensive Income
(Amounts in thousands)

	Common Stock		Additional	Treasury Stock
	Number of	Amount,	Paid-in	Number of	Amount,	Retained
	Shares	at $0.10 par value	Capital	Shares	at cost	Earnings	Total
Balance, December 31, 2006	185,936	$19,523	$383,482	9,292	$(65,119)	$195,908	$533,794
Adjustment for the adoption of FASB Interpretation No. (FIN) 48	—	—	—	—	—	1,207	1,207
Exercise of stock options	802	80	2,785	—	—	—	2,865
Tax effect of share-based payments	—	—	749	—	—	—	749
Issuance of restricted stock, net of forfeitures	1,016	101	(101)	—	—	—	—
Stock-based compensation expense	—	—	6,979	—	—	—	6,979
Purchase of treasury stock	(9,408)	—	—	9,408	(55,977)	—	(55,977)
Comprehensive net income	—	—	—	—	—	169,892	169,892

Balance, December 31, 2007	178,346	19,704	393,894	18,700	(121,096)	367,007	659,509
Exercise of stock options	205	21	1,010	—	—	—	1,031
Tax effect of share-based payments	—	—	(55)	—	—	—	(55)
Issuance of common stock	43	4	271	—	—	—	275
Issuance of restricted stock, net of forfeitures	979	98	(98)	—	—	—	—
Stock-based compensation expense	—	—	7,721	—	—	—	7,721
Purchase of treasury stock	(635)	—	—	635	(3,671)	—	(3,671)
Comprehensive net income	—	—	—	—	—	87,932	87,932

Balance, September 30, 2008 (unaudited)	178,938	$19,827	$402,743	19,335	$(124,767)	$454,939	$752,742

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES
Consolidated Statements of Cash Flows
(Amounts in thousands)
(Unaudited)

	Nine Months Ended
	September 30,
	2008	2007

Cash flows from operating activities:
Net income	$87,932	$135,874
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	82,497	68,166
Deferred income taxes	13,021	18,284
(Gain) loss on sale of assets	39	(171)
Stock-based compensation expense	7,721	5,072
Excess tax benefit of stock option exercises and vested restricted stock	(174)	(708)
Net effect of changes in assets and liabilities related to operating accounts	4,320	9,163

Cash provided by operating activities	195,356	235,680

Cash flows from investing activities:
Property and equipment additions	(131,930)	(190,131)
Deposits for new rig purchases	(20,617)	(4,726)
Proceeds from sale of property and equipment	2,182	3,019

Cash used in investing activities	(150,365)	(191,838)

Cash flows from financing activities:
Proceeds from exercise of stock options	1,031	2,865
Excess tax benefit of stock option exercises and vested restricted stock	174	708
Purchase of treasury stock	(3,671)	(22,039)

Cash used in financing activities	(2,466)	(18,466)

Net increase in cash and cash equivalents	42,525	25,376
Cash and cash equivalents, beginning of period	247,701	229,773

Cash and cash equivalents, end of period	$290,226	$255,149

Supplemental cash flow disclosure:
Cash paid for interest	$7,193	$8,434

Cash paid for taxes	$51,000	$55,601

See accompanying notes to consolidated financial statements

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(1) General
     Grey Wolf, Inc. (the “Company” or “Grey Wolf”), a Texas corporation formed in 1980, is a holding company with no independent assets or operations. Through its subsidiaries, Grey Wolf is engaged in the business of providing onshore contract drilling services to the oil and gas industry in the United States of America and Mexico.
     The accompanying unaudited consolidated financial statements have been prepared by the Company in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) and include the accounts of the Company and its subsidiaries. In the opinion of management, the accompanying unaudited consolidated financial statements contain all adjustments, which are of a normal recurring nature, necessary to present fairly the Company’s financial position as of September 30, 2008 and the results of operations and cash flows for the periods indicated. All intercompany transactions have been eliminated. The results of operations for the three and nine months ended September 30, 2008 are not necessarily indicative of the results for any other period or for the year as a whole. Additionally, pursuant to the rules and regulations of the Securities and Exchange Commission, certain information and footnote disclosures normally included in annual financial statements in accordance with U.S. GAAP have been omitted. Therefore, these consolidated financial statements should be read in conjunction with the Company’s audited consolidated financial statements and notes thereto included in the Company’s annual report on Form 10-K for the year ended December 31, 2007.
(2) Significant Accounting Policies
Earnings Per Share
     Basic earnings per share (“EPS”) is based on the weighted average number of shares of common stock outstanding during the applicable period and excludes shares of restricted stock that have not vested. The computation of diluted earnings per share is based on the weighted average number of shares of common stock outstanding during the period plus, when their effect is dilutive, incremental shares consisting of shares subject to stock options, restricted stock and shares issuable upon conversion of the Floating Rate Contingent Convertible Senior Notes due 2024 (the “Floating Rate Notes”) and the 3.75% Contingent Convertible Senior Notes due 2023 (the “3.75% Notes” and together with the Floating Rate Notes, referred to as the “Contingent Convertible Senior Notes”).
     The Company accounts for the Contingent Convertible Senior Notes using the “if converted” method set forth in the Financial Accounting Standards Board (“FASB”) Statement of Financial Accounting Standards (“SFAS”) No. 128 “Earnings Per Share” for calculating diluted earnings per share. Under the “if converted” method, the after-tax effect of interest expense related to the Contingent Convertible Senior Notes is added back to net income, and the convertible debt is assumed to have been converted into common stock at the beginning of the period and is added to outstanding shares.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     The following is a reconciliation of the components of the basic and diluted earnings per share calculations for the applicable periods:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
	(In thousands, except per share amounts)

Numerator:
Net income	$24,311	$35,588	$87,932	$135,874

Add interest expense on contingent convertible senior notes, net of related tax effects	1,573	2,094	5,012	6,227

Adjusted net income—diluted	$25,884	$37,682	$92,944	$142,101

Denominator:
Weighted average common shares outstanding—basic	176,221	182,599	175,999	182,875

Effect of dilutive securities
Options—treasury stock method	869	548	687	660
Restricted stock—treasury stock method	1,087	688	861	541
Contingent convertible senior notes	42,418	42,457	42,444	42,457

Weighted average common shares outstanding—diluted	220,595	226,292	219,991	226,533

Earnings per common share:
Basic	$0.14	$0.19	$0.50	$0.74

Diluted	$0.12	$0.17	$0.42	$0.63

     A summary of securities excluded from the computation of basic and diluted earnings per share is presented below for the applicable periods (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007

Basic earnings per share:
Unvested restricted stock	2,709	2,311	2,706	2,179

Diluted earnings per share:
Anti-dilutive stock options	16	1,288	938	1,288
Anti-dilutive restricted stock	2	10	133	4

Total anti-dilutive securities excluded from the computation of diluted earnings per share	18	1,298	1,071	1,292

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Share-Based Payment Arrangements
     At September 30, 2008, the Company had stock-based compensation plans with amounts outstanding to employees and directors, which are more fully described in Note 9. The Company records compensation expense over the requisite service period using the straight-line method as provided in SFAS No. 123(R), “Share-Based Payment.”
     The fair value of each stock option is estimated on the date of grant using the Black-Scholes-Merton option-valuation model. During the first nine months of 2008, 885,590 options were granted at an average exercise price of $6.43 per share. The key input variables used in valuing these options under the Black-Scholes-Merton model were: risk-free interest rate based on three-year Treasury strips of 2.25%; dividend yield of zero; stock price volatility of 34.0% based on historical volatility of the common stock with consideration given to implied volatilities from traded options on the common stock; and expected option lives of three years based on historical stock option exercise data and future expectations. Also during the first nine months of 2008, the Company granted 1,093,680 shares of restricted stock at a weighted-average grant-date fair value of $6.44 per share.
Recent Accounting Pronouncements
     In May 2008, the FASB issued FASB Staff Position (“FSP”) APB 14-1, “Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion.” This FSP requires entities with cash settled convertibles to bifurcate the securities into a debt component and an equity component and accrete the debt component to par over the expected life of the convertible. This FSP will be effective for fiscal year 2009. Early adoption is not permitted, and the FSP must be applied retrospectively to all instruments. Management does not believe this pronouncement will be applicable to the Company.
     In December 2007, the FASB issued SFAS No. 141(R), “Business Combinations.” This pronouncement requires most identifiable assets, liabilities, non-controlling interests, and goodwill acquired in a business combination to be recorded at “full fair value.” The Statement applies to all business combinations, including combinations among mutual entities and combinations by contract alone. Under SFAS No. 141(R), all business combinations will be accounted for by applying the acquisition method. The Statement is effective for periods beginning on or after December 15, 2008 and earlier application is prohibited. SFAS No. 141(R) will be applied to business combinations occurring after the effective date.
     In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities—Including an Amendment of FASB Statement No. 115.” This pronouncement permits entities to use the fair value method to measure certain financial assets and liabilities by electing an irrevocable option to use the fair value method at specified election dates. After election of the option, subsequent changes in fair value would result in the recognition of unrealized gains or losses as period costs during the period the change occurred. It also establishes presentation and disclosure requirements designed to facilitate comparisons between companies that choose different measurement attributes for similar types of assets and liabilities. The Company adopted this standard and it did not have a material impact on the consolidated financial statements for the nine months ended September 30, 2008.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements.” SFAS No. 157 defines fair value, establishes a framework for measuring fair value and requires enhanced disclosures about fair value measurements. SFAS No. 157 applies to other accounting pronouncements that require or permit fair value measurements and is effective for financial statements issued for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years. In November 2007, the FASB deferred for one year the application of the fair value measurement requirements to nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis. The Company has adopted the provisions of SFAS No. 157 related to financial assets and liabilities. The adoption did not have a material impact on the consolidated financial statements for the nine months ended September 30, 2008. Beginning January 1, 2009, the Company will adopt the provisions for nonfinancial assets and liabilities that are not required or permitted to be measured at fair value on a recurring basis, which management does not expect to have a material impact on the consolidated financial statements.
(3) Accounting for Income Taxes
     The Company records deferred taxes utilizing an asset and liability approach. This method gives consideration to the future tax consequences associated with differences between the financial accounting and tax basis of assets and liabilities. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. The Company and its domestic subsidiaries file a consolidated federal income tax return and foreign subsidiaries file returns in the appropriate jurisdictions.
     The Company currently believes that it is more likely than not that future earnings and reversal of deferred tax liabilities will be sufficient to permit the Company to utilize its domestic deferred tax assets recorded at September 30, 2008. The Company has $2.6 million of net operating losses (“NOL’s”) related to its Mexico operations. These NOL’s are not expected to be realized based on expectations of future taxable income, and as such a valuation allowance has been applied to the full amount of NOL’s.
     The Company follows the provisions of FASB Interpretation No. (“FIN”) 48, “Accounting for Uncertainty in Income Taxes.” As of September 30, 2008, there were $1.5 million of unrecognized tax benefits, all of which could have an impact on the effective tax rate, net of federal tax benefits, if recognized. The Company’s policy is to accrue interest and penalties associated with uncertain tax positions in income tax expense. At September 30, 2008, there was $421,000 of interest and penalties accrued in connection with uncertain tax positions. The tax years that remain open to examination by the major taxing jurisdictions to which the Company is subject range from 1996 to 2007. The Company’s major taxing jurisdictions have been identified as the United States, and the states of Texas, Louisiana and Colorado.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(4) Long-Term Debt
     Long-term debt consists of the following (amounts in thousands):

	September 30,	December 31,
	2008	2007
3.75% Contingent Convertible Senior Notes due May 2023	$149,725	$150,000
Floating Rate Contingent Convertible Senior Notes due April 2024	125,000	125,000

	274,725	275,000

Less current maturities	—	—

Long-term debt	$274,725	$275,000

3.75% Notes
     The 3.75% Notes bear interest at 3.75% per annum and mature on May 7, 2023. The 3.75% Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are not significant.
     If the average trading price of the 3.75% Notes per $1,000 principal amount for the five trading day period ending on the third trading day immediately preceding the first day of the applicable six-month period (as defined below) equals $1,200 or more, the Company would be required to pay contingent interest. Contingent interest would be payable at a rate equal to 0.50% per annum during any six-month period, from May 7th to November 6th and from November 7th to May 6th, with the initial six-month period commencing May 7, 2008. For the period of May 7, 2008 to November 6, 2008 the 3.75% notes did not trade at or above $1,200 for the time period required and therefore, no contingent interest is payable.
     The Company may redeem in cash some or all of the 3.75% Notes at any time on or after May 14, 2008, at various redemption prices depending upon the date redeemed plus accrued but unpaid interest, including contingent interest. As of September 30, 2008, the Company has not elected to redeem any of the 3.75% Notes. Holders may require the Company to repurchase all or a portion of the 3.75% Notes on May 7, 2013 or May 7, 2018, and upon a change of control, as defined in the indenture governing the 3.75% Notes, at 100% of the principal amount of the 3.75% Notes, plus accrued but unpaid interest, including contingent interest, if any, to the date of repurchase, payable in cash.
     The 3.75% Notes are convertible into shares of common stock, upon the occurrence of certain events, at a conversion price of $6.45 per share. As of October 1, 2008, and at any time during the fourth quarter of 2008, the 3.75% Notes are convertible into shares of common stock because the closing price per share of common stock exceeded 110% of the conversion price ($7.10 per share) of the 3.75% Notes for at least 20 trading days in the period of 30 consecutive trading days ended on September 30, 2008. Between July 7, 2008 and July 8, 2008, two note holders exercised their right to convert $275,000 in principal amount of the notes into approximately 42,600 shares of common stock, reducing the aggregate principal amount of the outstanding 3.75% Notes to approximately $149.7 million. The 3.75% Notes will cease to be convertible after December 31, 2008, unless the trading price of common stock again exceeds

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(as it did in the third quarter) 110% of the conversion price of the 3.75% Notes for at least 20 trading days in the period of 30 consecutive trading days on the last trading day of the fourth quarter of 2008. In that event, the 3.75% Notes would remain convertible through the first quarter of 2009. The 3.75% Notes may also become convertible (or remain convertible) in the first quarter of 2009 or other future periods if any of the other events that entitle holders to convert the 3.75% Notes occur.
Floating Rate Notes
     The Floating Rate Notes bear interest at a per annum rate equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. The per annum interest rate will never be less than zero or more than 6.00%. For the three months ended September 30, 2008 and 2007, the interest rate on the Floating Rate Notes was 2.74% and 5.31%, respectively. These notes mature on April 1, 2024. The Floating Rate Notes are general unsecured senior obligations of the Company and are fully and unconditionally guaranteed, on a joint and several basis, by all domestic wholly-owned subsidiaries of the Company. Non-guarantor subsidiaries are not significant.
     The Company may redeem some or all of the Floating Rate Notes at any time on or after April 1, 2014, at a redemption price equal to 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash. Holders may require the Company to repurchase all or a portion of the Floating Rate Notes on April 1, 2014 or April 1, 2019, and upon a change of control, as defined in the indenture governing the Floating Rate Notes, at 100% of the principal amount of the Floating Rate Notes, plus accrued but unpaid interest and liquidated damages, if any, to the date of repurchase, payable in cash.
     The Floating Rate Notes are convertible into shares of common stock, upon the occurrence of certain events, at a conversion price of $6.51 per share. As of October 1, 2008, and at any time during the fourth quarter of 2008, the Floating Rate Notes are convertible into shares of common stock because the closing price per share of common stock exceeded 120% of the conversion price ($7.81 per share) of the Floating Rate Notes for at least 20 trading days in the period of 30 consecutive trading days ended on September 30, 2008. The Floating Rate Notes will cease to be convertible after December 31, 2008, unless the trading price of common stock again exceeds (as it did in the third quarter) 120% of the conversion price of the Floating Rate Notes for at least 20 trading days in the period of 30 consecutive trading days on the last trading day of the fourth quarter of 2008. In that event, the Floating Rate Notes would remain convertible through the first quarter of 2009. The Floating Rate Notes may also become convertible (or remain convertible) in the first quarter of 2009 or other future periods if any of the other events that entitle holders to convert the Floating Rate Notes occur.
CIT Facility
     The Company’s subsidiary Grey Wolf Drilling Company L.P. has a $100.0 million credit facility with the CIT Group/Business Credit, Inc. (the “CIT Facility”) which expires March 31, 2009. The CIT Facility provides the Company with the ability to borrow up to the lesser of $100.0 million or 50% of the Orderly Liquidation Value (as defined in the agreement) of certain drilling rig equipment located in the 48 contiguous states of the United States of America. Periodic interest payments are due at a floating rate based upon the Company’s debt service coverage ratio within a range of either LIBOR plus 1.75% to 3.50% or prime plus 0.25% to 1.50%. The CIT Facility provides up to $50.0 million available for letters of credit. The Company is required to pay a quarterly commitment fee ranging from 0.375% to 0.50% per annum on the unused portion of the CIT Facility. Letters of credit accrue a fee of 1.25% per annum. These amounts are included in interest expense for the periods presented. The CIT Facility contains affirmative and negative covenants and the Company is in compliance with these covenants. Substantially

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
all of the Company’s assets, including its drilling equipment, are pledged as collateral under the CIT Facility which is also guaranteed by the Company and certain of the Company’s wholly-owned subsidiaries. In September 2008, the CIT facility was amended to extend its expiration date from December 31, 2008 to March 31, 2009.
     The CIT Facility allows the Company to repurchase shares of common stock, pay dividends to shareholders, and make prepayments on the Contingent Convertible Senior Notes. However, all of the following conditions must be met to enable the Company to make payments for any of the above-mentioned reasons: (i) payments may not exceed $150.0 million in the aggregate, (ii) no Default or Event of Default shall exist at the time of any such payments, (iii) at least $35.0 million of Availability (availability under the CIT Facility plus cash on hand) exists immediately after any such payments, and (iv) the Company must provide CIT Group/Business Credit, Inc. three Business Days prior written notice of any such payments. Capitalized terms used in the preceding sentence but not defined herein are defined in the CIT Facility.
     The Company currently has no outstanding balance under the CIT Facility and had $30.9 million of undrawn, standby letters of credit at September 30, 2008. These standby letters of credit are for the benefit of various insurance companies as collateral for premiums and losses which may become payable under the terms of the underlying insurance contracts. Outstanding letters of credit reduce the amount available for borrowing under the CIT Facility.
(5) Segment Information
     The Company manages its business through two reportable segments. The domestic and Mexican operations are considered separate segments as a result of differences in economic characteristics, separate regulatory environments, and different types of customers being served. Domestic operations are aggregated into one reportable segment based on the similarity of economic characteristics among all markets, including the nature of the services provided and the type of customers of such services. Intersegment revenue is eliminated in consolidation.
     The following tables set forth certain financial information with respect to the Company’s reportable segments (in thousands):

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2008	2007	2008	2007
Revenue
United States	$227,641	$220,713	$633,104	$690,062
Mexico	6,509	3,286	19,275	3,470

Total revenue	$234,150	$223,999	$652,379	$693,532

Operating Income
United States	$37,999	$56,473	$139,035	$215,233
Mexico	1,029	(491)	3,125	(1,218)

Total operating income	$39,028	$55,982	$142,160	$214,015

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(6) Termination of Merger Agreement with Basic Energy Services, Inc. (“Basic”)
     On April 20, 2008, the Company’s board of directors approved a merger agreement with Basic, a major well site services provider, to combine the two businesses in a “merger of equals” transaction. On July 15, 2008, the Company announced that the proposed merger with Basic did not receive sufficient votes from Grey Wolf shareholders to approve the transaction. As a result, the merger agreement with Basic was terminated on that day. The Company recorded a pre-tax charge to earnings of approximately $17.5 million during the third quarter of 2008 related to transaction costs incurred in connection with these merger activities, including a $5.0 million termination fee paid to Basic. Should the Company enter into an agreement of similar nature with another company within one year of the termination date of the agreement with Basic, the Company may be required to pay Basic an additional $25.0 million fee upon consummation of the subsequent transaction.
(7) Approval of Merger Agreement with Precision Drilling Trust (“Precision”)
     On August 25, 2008, the Company’s Board of Directors approved a merger agreement with Precision pursuant to which Precision will acquire the Company for $5.00 in cash and 0.1883 newly-issued Precision trust units (“Units”) for each share of common stock on a fully-diluted basis, for aggregate consideration of approximately $1.1 billion in cash and 42.0 million Units. The Company’s shareholders will be able to elect to receive cash or Units, subject to proration. The Company’s special meeting of shareholders to approve the merger is scheduled for December 9, 2008. Upon consummation of the proposed merger, the Company may be required to pay Basic a fee of $25.0 million.
(8) Contingencies
     On September 4, 2008, Howard G. Ahrens filed a class action petition in a case Howard G. Ahrens, On Behalf of Itself and All Others Similarly Situated vs. Grey Wolf, Inc., Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy, Steven A. Webster, and William R. Zeigler (Cause No. 2008-53565), in the District Court of Harris County, Texas, 127th Judicial District. The petitioner alleges that he is a shareholder of Grey Wolf. This lawsuit alleges that the Company’s board of directors breached their fiduciary duties owed to its shareholders in connection with the proposed merger with Precision by, among other things, failing to take steps to maximize the value of the Company to its public shareholders. Additionally, the plaintiff alleges that the Company aided and abetted the alleged breach of fiduciary duty by its board of directors. The plaintiff seeks to enjoin the proposed merger and also asks for other relief, including an award of attorneys’ and experts’ fees. This litigation is in its very early stages; however, the Company believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.
     On September 4, 2008, H. Alan Caplan filed a shareholder derivative petition in a case styled H. Alan Caplan v. Steven A. Webster, William R. Ziegler, Frank M. Brown, William T. Donovan, Thomas P. Richards, Robert E. Rose, Trevor Turbidy and Grey Wolf, Inc.; Cause No. 2008-53888; In the 165th District Court of Harris County. The plaintiff asserts that he is a shareholder of Grey Wolf. This lawsuit alleges that the Company and its directors, in connection with the proposed merger with Precision, collectively and individually breached their fiduciary duties of loyalty, good faith, candor and care. The lawsuit further alleges that, in connection with the proposed merger with Precision, the Company and its directors acted with negligence and/or gross negligence in (i) failing to maximize shareholder value and (ii) failing to adequately consider previous bona fide offers for Grey Wolf. The plaintiff seeks an award of monetary damages for all losses and/or damages suffered by the Company as a result of the allegations contained in the lawsuit and an award of attorneys’ and experts’ fees. This litigation is in its very early

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
stages as no defendant has been required to answer as yet; however, the Company believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.
     On September 11, 2008, Charles J. Crane filed a shareholder derivative petition in a case styled Charles J. Crane Derivatively On Behalf of Grey Wolf vs. Thomas P. Richards, William R. Ziegler, William T. Donovan, Steven A. Webster, Robert E. Rose, Frank M. Brown, Trevor M. Turbidy; Precision Drilling Trust, Precision Drilling Corporation, and Precision Lobos Corporation (Cause No. 2008-55129), in the 269th District Court of Harris County. The plaintiff asserts that he is a shareholder of Grey Wolf. This lawsuit alleges that the Company’s directors breached their fiduciary duties owed to its shareholders in connection with the proposed merger with Precision by, among other things, permitting Precision to attempt to eliminate the public shareholders’ equity interest in the Company pursuant to a defective sales process and permitting Precision to buy the Company for an unfair price. The plaintiff then alleges that Precision aided and abetted this alleged breach of fiduciary duty by the Company’s directors. The plaintiff seeks to enjoin the proposed merger and also asks for other relief, including an award of attorneys’ and experts’ fees. This litigation is in its very early stages as no defendant has been served or required to answer as yet; however, the Company believes that this lawsuit is without merit and intends to defend the lawsuit vigorously.
     The Company is involved in other litigation incidental to the conduct of its business, none of which management believes is, individually or in the aggregate, material to the Company’s consolidated financial condition or results of operations.
(9) Capital Stock and Option Plans
     The 2003 Incentive Plan (the “2003 Plan”) was approved by the Company’s shareholders in May 2003. The 2003 Plan authorizes the grant of the following equity-based awards:
•	incentive stock options;

•	non-statutory stock options;

•	restricted shares; and

•	other stock-based and cash awards.
     The 2003 Plan replaced the Company’s 1996 Employee Stock Option Plan (the “1996 Plan”) but all outstanding awards previously granted under the 1996 Plan continue to be exercisable subject to the terms and conditions of such grants. The 1996 Plan allowed for grants of non-statutory options to purchase shares of common stock, but no further awards will be made under the 1996 Plan. The 2003 Plan reserves a maximum of 22.0 million shares of common stock underlying all equity-based awards, which includes an additional 5.0 million shares that were approved by shareholders in 2007 and is reduced by the number of shares subject to previous grants under the 1996 Plan. At September 30, 2008, there were 5.4 million shares of common stock available for grant under the 2003 Plan until March 2013. Prior to 2003, the Company also granted options under stock option agreements with its directors that are outside of the 1996 Plan and the 2003 Plan. At September 30, 2008, these individuals had options outstanding to purchase an aggregate of 700,500 shares of common stock.
     The exercise price of stock options approximates the fair market value of the stock at the time the option is granted. A portion of the outstanding options became exercisable upon issuance and the remaining become exercisable in varying increments over three to five year periods. The options expire on the tenth anniversary of the date of grant.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
     As of September 30, 2008, the Company had 2.7 million shares of restricted stock outstanding under the 2003 Plan, which vest over periods of three to five years. Each share of restricted stock entitles the holder to one vote and the shares are only restricted due to time-related vesting conditions.
     As discussed in Note 2, the Company records expense for the value of stock options and restricted stock on a straight-line basis over the vesting period in accordance with SFAS No. 123(R).
(10) Treasury Stock
     On May 25, 2006, the Company announced that its Board of Directors approved a plan authorizing the repurchase of up to $100.0 million in shares of common stock in open market or in privately negotiated block-trade transactions. On September 25, 2007, the Company announced that its Board of Directors authorized a $50.0 million increase in the common stock repurchase program. The number of shares purchased and the timing of purchases is based on several factors, including the price of the common stock, general market conditions, available cash and alternate investment opportunities. The stock repurchase program is subject to termination prior to completion. As of September 30, 2008, the Company has repurchased 19.0 million shares under this program at a total price of $122.5 million. For the nine months ended September 30, 2008, the Company repurchased 399,000 shares at a total price of $2.1 million. The Company is prevented from repurchasing shares of its common stock unless and until the merger agreement with Precision is terminated.
     The Company also has treasury shares that were acquired through the vesting of restricted stock. The Company’s employees may elect to have shares withheld to cover required minimum payroll tax withholdings incurred when restricted stock vests. The number of shares withheld is based upon the market price of the common stock at the time of vesting. The Company then pays the taxes on the employees’ behalf and records the shares withheld as treasury stock. For the nine months ended September 30, 2008, approximately 236,000 shares were acquired through such treasury share purchases at a cost of $1.5 million.
(11) Concentrations
     The majority of the Company’s contract drilling activities are conducted with independent and major oil and gas companies in the United States. Historically, the Company has not required collateral or other security to support the related receivables from such customers. However, the Company has required certain customers to deposit funds in escrow prior to the commencement of drilling. Actions typically taken by the Company in the event of nonpayment include filing a lien on the customer’s producing property and filing a lawsuit against the customer.
     For the nine months ended September 30, 2008 and 2007, there were no customers who provided greater than 10% of the Company’s revenue.
(12) Insurance Recoveries
     The Company maintains insurance coverage to protect against certain hazards inherent in contract drilling operations. In the third quarter of 2008, the Company encountered difficulties on a well being drilled under one of the turnkey contracts. The cost associated with the difficulties is covered by the Company’s insurance subject to a deductible of $2.0 million. The total costs of the claim are expected to approximate $4.4 million. As of September 30, 2008, the Company has recorded a receivable of $1.6 million in connection with this claim.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(13) Reconciliation with Canadian Generally Accepted Accounting Principles
     The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in the United States of America (“U.S. GAAP”) which conform with Canadian generally accepted accounting principles (“Canadian GAAP”) in all material respects, except as follows:
Share-based payment arrangements
     Effective January 1, 2006, the Company adopted the fair value provisions of SFAS No. 123(R), “Share-Based Payment,” using the modified-prospective transition method. Under that transition method, compensation expense recognized for the years ended December 31, 2007 and 2006 includes: (a) compensation expense for all share-based payments granted prior to, but not yet vested, as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS No. 123; and (b) compensation cost for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS No. 123(R). The Company records compensation expense over the requisite service period using the straight-line method. Prior to January 1, 2006, the Company accounted for its stock-based compensation plans with employees and directors under the recognition and measurement provisions of Accounting Principles Board (“APB”) Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations, as permitted by SFAS No. 123, “Accounting for Stock-Based Compensation.” Accordingly, no stock-based compensation expense was recognized, as all options granted under those plans had an exercise price equal to the market value of the underlying common stock on the date of grant. Canadian GAAP required the recognition of compensation expense for all stock-based awards on a prospective basis as of January 1, 2004. The computation of stock based compensation under Canadian GAAP did not differ from SFAS123(R) as it pertains to the options of the Company. The cumulative adjustment to retained earnings at January 1, 2006 for stock-based compensation not previously recorded under U.S. GAAP was $763,000, net of tax.
Debt issuance costs
     Under U.S. GAAP and under Canadian GAAP prior to January 1, 2007, debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Effective January 1, 2007, Canadian GAAP required that such costs be presented as a reduction of the related debt, resulting in a $3.8 million reclassification from other noncurrent assets to contingent convertible senior notes at September 30, 2008.
Convertible Debentures
     Under U.S. GAAP the Company’s convertible debentures are classified entirely as debt. Canadian GAAP requires that the value of the embedded conversion feature of the debentures be separated and reported in equity. As the debentures are converted, an appropriate portion of the debt and equity components are transferred to shareholders’ capital. The debt balance associated with the convertible debentures, after allocating a portion of the proceeds to the equity conversion feature, accretes over time to the amount owing on maturity and such increases in the debt are reflected as non-cash interest expense in the statement of operations.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Financial Instruments
     Canadian GAAP requires additional disclosures regarding the nature and extent of risks arising from financial instruments to which the company is exposed and how the company manages these risks. Application of these standards requires the Company to provide the following additional disclosures:
(i) Interest Rate Risk
     The Company is subject to market risk exposure related to changes in interest rates on the Floating Rate Notes and the CIT Facility. The Floating Rate Notes bear interest at a per annum rate which is equal to 3-month LIBOR, adjusted quarterly, minus a spread of 0.05%. The Company had $125.0 million of the Floating Rate Notes outstanding at September 30, 2008 and December 31, 2007 and 2006. A 1% change in the interest rate on the Floating Rate Notes would change the Company’s interest expense by $1.3 million on an annual basis. The annual interest on the Floating Rate Notes will never be below zero or more than 6.00%, which could yield interest expense ranging from zero to $7.5 million on an annual basis.
     Interest on borrowings under the CIT Facility accrues at a variable rate, using either the prime rate plus 0.25% to 1.50% or LIBOR plus 1.75% to 3.50%, depending upon the Company’s debt service coverage ratio for the trailing 12 month period. The Company has no outstanding balance under the CIT Facility at September 30, 2008 and December 31, 2007 and as such has no exposure under this facility to a change in interest rates.
(ii) Liquidity Risk
     The following table summarizes certain of the Company’s contractual cash obligations as of September 30, 2008 (amounts in thousands):

	Payments Due by Period(1)
		Less than	1-3	4-5	After 5
Contractual Obligation	Total	1 year	years	years	years
3.75% Notes (2)
Principal	$149,725	$—	$—	$—	$149,725
Interest	83,862	5,616	11,229	11,229	55,788
Floating Rate Notes (2)
Principal	125,000	—	—	—	125,000
Interest (3)	74,255	4,791	9,581	9,581	50,302
Rigs and equipment	40,770	15,990	24,780	—	—
Operating leases	2,400	1,310	1,089	1	—

Total contractual cash obligations	$476,012	$27,707	$46,679	$20,811	$380,815

(1)	This assumes no conversion under, or acceleration of maturity dates due to redemption, breach of, or default under, the terms of the applicable contractual obligation.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(2)	See Note 3 in the 2007 annual financial statements for information relating to covenants, the breach of which could cause a default under, and acceleration of, the maturity date. Also see Note 3 for information related to the holders’ conversion rights.

(3)	Assumes the 3-month LIBOR effective for the first quarter of 2008 of 3.88% minus a spread of 0.05%.
     The Company’s CIT Facility provides up to $50.0 million for the issuance of letters of credit. If issued letters of credit are drawn upon by the holders of those letters of credit, then the Company will become obligated to repay those amounts along with any accrued interest and fees. Letters of credit issued reduce the amount available for borrowing under the CIT Facility and, as a result, we had borrowing capacity of $69.1 million at September 30, 2008. The following table illustrates the undrawn outstanding standby letters of credit at September 30, 2008 and the potential maturities if drawn upon by the holders (amounts in thousands):

	Payments Due by Period(1)
	Total	Less than	1-3	4-5	Over 5
Potential Contractual Obligation	Committed	1 year	years	years	Years
Standby letters of credit	$30,916	$30,916	$—	$—	$—

Total	$30,916	$30,916	$—	$—	$—

(1)	Assumes no acceleration of maturity date due to breach of, or default under, the potential contractual obligation.
     At September 30, 2008, The Company had $1.5 million of gross unrecognized tax benefits in connection with the adoption of FIN 48 that may result in cash payments being made to certain taxing authorities. We are not able to reasonably estimate in which future periods this amount may ultimately be settled and paid.
     The Company expects to use cash generated from operations to cover cash requirements including debt service on the 3.75% Notes and Floating Rate Notes, capital expenditures, and tax payments. The Company will make quarterly interest payments on the Floating Rate Notes on January 1, April 1, July 1, and October 1 of each year and semi-annual interest payments of $2.8 million on the 3.75% Notes on May 7 and November 7 of each year through the dates of maturity. The Company believes that it will have sufficient cash from operations to meet these requirements. In future periods, the Company will continue to make interest payments on its Floating Rate Notes and 3.75% Notes through the maturity dates. Since 2004, the Company has generated sufficient earnings to cover debt related fixed charges, including interest. To the extent that the Company is unable to generate sufficient earnings to cover these requirements, including debt related fixed charges, the Company would be required to use cash on hand or draw on our CIT Facility. In addition, under the previously announced stock repurchase program, the Company has the ability to repurchase $28.1 million in common stock as of September 30, 2008, representing the remaining amount approved under the plan.

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
(iii) Credit Risk
     As of September 30, 2008, the Company did not have any significant accounts receivable that were not reserved for.
Capital Management
Canadian GAAP requires the Company to provide additional quantitative and qualitative disclosures regarding its objectives, policies and processes for managing its capital. Application of this standard requires the Company to provide the following additional disclosure.
The Company seeks to maintain a strong balance sheet, whereby it balances its investments with its stock repurchase program, believing this will maximize shareholder value. In September 2007, the board of directors authorized a $50.0 million increase in the previously announced common stock repurchase program, which the Company believes, improves shareholder’s return on their investment. The Company will continue, from time to time, to make purchases of common stock, up to $150.0 million (the maximum allowed under the CIT Facility), in open market or in privately negotiated block-trade transactions. The number of shares to be purchased and the timing of purchases will be based on a number of factors: the price of the common stock, general market conditions, available cash and alternate investment opportunities. The Company may terminate the stock repurchase program prior to completion.
The application of Canadian GAAP would have the following impact on the consolidated financial statements:

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Consolidated Statements of Earnings

	Nine months ended
	September 30,
	2008	2007

Net income and comprehensive income under U.S. GAAP	$87,932	$135,874
Adjustments under Canadian GAAP:
Stock compensation expense	55	317
Interest accretion	(8,118)	(7,427)

Net income and comprehensive income under Canadian GAAP	$79,869	$128,764
Add interest expense on Contingent Convertible Senior Notes, net of related tax effects	$13,130	$13,654

Adjusted net income — diluted	$92,999	$142,418

	Nine months ended
	September 30,
	2007	2006

Denominator:

Weighted average common shares outstanding — basic
Effect of dilutive securities:	175,999	182,875
Options — treasury stock method	687	660
Restricted Stock — treasury stock method	861	541
Contingent Convertible Senior Notes	42,444	42,457

Weighted average common shares outstanding — diluted	219,991	226,533
Net income per common share under Canadian GAAP:
Basic	$0.45	$0.70

Diluted	$0.42	$0.63

GREY WOLF, INC. AND SUBSIDIARIES
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)
Consolidated Balance Sheets

	As at September 30		As at December 31
	2008		2007
		Canadian		Canadian
	As reported	GAAP	As reported	GAAP

Current assets	$490,844	$490,844	$443,496	$443,496
Property, plant and equipment	789,881	789,881	737,944	737,944
Goodwill	10,377	10,377	10,377	10,377
Other noncurrent assets, net	30,785	26,970	16,153	11,769

	$1,321,887	$1,318,072	$1,207,970	$1,203,586

Current liabilities	$108,389	$108,389	$104,692	$104,692
Contingent convertible senior notes	274,725	198,837	275,000	190,425
Other long-term liabilities	20,563	20,563	18,126	18,126
Deferred income taxes	165,468	165,468	150,643	150,643
Shareholders’ equity	752,742	824,815	659,509	739,700

	$1,321,887	$1,318,072	$1,207,970	$1,203,586

(14) Subsequent Event
On December 23, 2008, the acquisition of the Company by Precision Lobos Corporation, a subsidiary of Precision Drilling Trust of Calgary, Canada, was successfully completed following the approval of the merger by the shareholders of the Company. Pursuant to the acquisition, the Company was merged with and into Precision Lobos Corporation. Accordingly, the separate legal existence of the Company has ceased and Precision Lobos Corporation is the surviving corporation. Total consideration paid to shareholders of the Company was approximately $897.2 million in cash and 34.4 million Precision Drilling Trust units.

SCHEDULE “B”

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Consolidated
	(Canadian GAAP, US$ in thousands)
ASSETS
Current assets:
Cash and cash equivalents	$6,274	$290,226	$(290,641	)(5i)	$—
			415	(5i)
			(6,274	) (5i)

Restricted cash	—	867	—		867
Accounts receivable, net	307,652	182,217	—		489,869
Other current assets	8,115	10,585	—		18,700
Income tax recoverable	3,090	—	—		3,090
Current deferred tax assets	—	6,949	—		6,949

Total current assets	325,131	490,844	(296,500)		519,475

Income tax recoverable	54,785	—	—		54,785
Property, plant and equipment, net of depreciation	1,213,158	789,881	640,343	(4)	2,643,382
Goodwill	268,547	10,377	534,839	(4)	803,386
			(10,377	)(5m)

Other intangible assets, net of amortization	1,298	—	94,780	(4)	96,078
Other non-current assets, net	—	26,970	—		26,970

TOTAL ASSETS	$1,862,919	$1,318,072	$963,085		$4,144,076

LIABILITIES AND UNITHOLDERS’ /SHAREHOLDERS’ EQUITY
Current liabilities:
Accounts payable and accrued liabilities	$127,887	$108,389	$34,200	(5l)	$337,976
			63,800	(5k)
			3,700	(5j)

Distributions payable	15,428	—	—		15,428
Current portion of long term debt	—	—	40,000	(5i)	40,000

Total current liabilities	143,315	108,389	141,700		393,404

Long-term incentive plan payable	6,715	—	—		6,715
Long-term debt	218,726	198,837	1,183,467	(5i)	1,053,690
			75,888	(5i)
			(218,726	)(5i)
			(274,725	)(5i)
			(129,777	)(5i)
Other long-term liabilities	—	20,563	—		20,563
Future income tax	191,359	165,468	279,347	(4)	636,174
Unitholders’ equity	1,057,419	—	730,726	(4)	1,788,145
Common stock	—	19,827	(19,827	)(5m)	—
Additional paid-in capital	—	519,304	(519,304	)(5m)	—

Treasury stock, at cost	—	(124,767)	124,767	(5m)	—
Contributed surplus	942	—	—		942
Accumulated other comprehensive income	403,480	—	—		403,480
Retained earnings (deficit)	(159,037)	410,451	(410,451	)(5m)	(159,037)

TOTAL LIABILITIES AND UNITHOLDERS’/SHAREHOLDERS’ EQUITY	$1,862,919	$1,318,072	$963,085		$4,144,076

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Consolidated
	(CDN GAAP, US$ in thousands, except per unit data)
Revenues	$752,913	$652,379	—		$1,405,292
Costs and expenses:
Operating expenses	408,746	384,802	—		793,548
Depreciation and amortization	59,459	82,497	39	(5a)	147,449
			(45,006	)(5b)
			30,393	(5c)
			20,067	(5d)
General and administrative	47,907	24,499	—		72,406
Merger activity costs	—	18,327			18,327
Loss on sale of assets	—	39	(39	)(5a)	—
Interest income	(246)	(6,134)	—		(6,380)
Interest expense	6,698	16,728	(16,728	)(5e)	117,115
			(6,589	)(5e)
			98,185	(5f)
			1,381	(5f)
			17,440	(5g)

Income before income taxes	230,349	131,621	(99,143)		262,827
Income tax provision (benefit)	27,499	51,752	(35,350	)(5h)	43,901

Net income	$202,850	$79,869	$(63,793)		$218,926

Basic income per unit	$1.61				$1.37

Diluted income per unit	$1.61				$1.37

Weighted average units outstanding:
Basic	125,758				160,194

Diluted	125,794				160,230

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Historical		Pro Forma
	Precision	Grey Wolf	Adjustments		Consolidated
	(CDN GAAP, US$ in thousands, except per unit data)
Revenues	$940,454	$906,577	—		$1,847,031
Costs and expenses:
Operating expenses	480,937	513,847	—		994,784
Depreciation and amortization	72,990	97,361	(175	)(5a)	187,230
			(50,428	)(5b)
			40,726	(5c)
			26,756	(5d)
General and administrative	52,215	29,029	—		81,244
Gain on sale of assets	—	(175)	175	(5a)	—
Interest income	(517)	(13,202)	—		(13,719)
Interest expense	7,337	23,923	(23,923	)(5e)	156,108
			(7,238	)(5e)
			130,915	(5f)
			1,841	(5f)
			23,253	(5g)

Income before income taxes	327,492	255,794	(141,902)		441,384
Income tax provision (benefit)	5,790	95,505	(50,850	)(5h)	50,445

Net income before discontinued operations	321,702	160,289	(91,052)		390,939
Gain on disposal of discontinued operations, net of tax	2,755	—	—		2,755

Net income	$324,457	$160,289	$(91,052)		$393,694

Basic income per unit	$2.58				$2.46

Diluted income per unit	$2.58				$2.46

Weighted average units outstanding:
Basic	125,758				160,194

Diluted	125,760				160,196

PRECISION DRILLING TRUST
NOTES TO THE UNAUDITED PRO FORMA CONSOLIDATED
FINANCIAL STATEMENTS
As at and for the nine months ended September 30, 2008 and as at and for the year ended
December 31, 2007 (Canadian GAAP, in thousands of US $, except per unit amounts)
Note 1 — Basis of presentation
     The accompanying unaudited pro forma consolidated financial statements (the “Statements”) have been prepared by management of Precision for inclusion in the short form prospectus related to issuance of trust units. The accounting policies used in the compilation of the Statements are those described in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007.
     The unaudited pro forma consolidated Statements of Operations have been prepared assuming the Grey Wolf Acquisition had occurred on January 1, 2007. The unaudited pro forma consolidated Balance Sheet has been prepared assuming the Grey Wolf Acquisition occurred on September 30, 2008.
     The Statements have been prepared using the following information:
     (i) audited consolidated financial statements of Precision for the year ended December 31, 2007;
     (ii) audited consolidated financial statements of Grey Wolf for the year ended December 31, 2007;
     (iii) unaudited consolidated financial statements of Precision as at and for the nine months ended September 30, 2008 including the related reconciliation of the unaudited interim financial statements to US GAAP;
     (iv) unaudited consolidated financial statements of Grey Wolf as at and for the nine months ended September 30, 2008 including the related reconciliation of the unaudited interim financial statements to Canadian (Cdn) GAAP; and
     (v) such other supplementary information as was considered necessary to reflect the Grey Wolf Acquisition and related financing in the Statements.
     The Statements should be read in conjunction with the historical consolidated financial statements of Precision and Grey Wolf as at and for the nine months ended September 30, 2008 and as at and for the year ended December 31, 2007. The financial statements of Precision are prepared in accordance with Canadian GAAP. However, Note 16 to the audited financial statements of Precision for the year ended December 31, 2007 includes a reconciliation of the Canadian GAAP financial statements to US GAAP. A reconciliation of Precision’s Canadian GAAP unaudited interim financial statements as at and for the nine months ended September 30, 2008 to US GAAP has been filed with Canadian and US regulatory authorities. The financial statements of Grey Wolf are prepared in accordance with US GAAP. However, Note 13 to the audited financial statements of Grey Wolf for the year ended December 31, 2007 and Note 13 to the unaudited financial statements for the nine months ended September 30, 2008 includes a reconciliation of the US GAAP financial statements to Canadian GAAP.
     Precision’s historical consolidated financial statements are presented in Canadian dollars. The financial statements of Precision within the consolidated pro forma financial statements are reported in U.S. dollars. The Precision amounts within the consolidated pro forma financial statements were translated from Canadian dollars retrospectively by converting Precision’s assets and liabilities to US dollars at the period end rate of exchange and by converting the statements of operations to US dollars at the average rate for the period. Exchange gains and losses in the translation were included in accumulated other comprehensive income.
     The Statements do not include the anticipated financial benefits from such items as potential cost savings or synergies arising from the Grey Wolf Acquisition, nor are they necessarily indicative of the results of operations or the financial position that would have resulted had the Grey Wolf Acquisition been effected on the dates indicated, or the results that may be obtained in the future.
     The Statements have been prepared for illustrative purposes only. Actual amounts recorded once the purchase price allocation is finalized will depend on a number of factors and may differ materially from those recorded in these Statements. Certain elements of

Grey Wolf’s consolidated financial statements have been reclassified to conform to Precision’s Cdn GAAP presentation (Note 4 and 5).
Note 2 — Description of the transaction
     On December 23, 2008, Precision acquired of all of the outstanding common stock of Grey Wolf. Each share of Grey Wolf common stock was converted, at the option of the holder, into US$9.02 in cash or 0.4225 of a Precision trust unit, subject to proration. The maximum amount of cash to be paid by Precision was US$5.00 in cash and 0.1883 of a Precision trust unit, for each share of Grey Wolf common stock. The pro forma statements have been prepared based on the following information:
•	The outstanding Grey Wolf convertible notes were assumed by Precision upon acquisition of Grey Wolf. The proforma financial statements assume that the convertible note holders will exercise the put right thereby requiring Precision to redeem the convertible notes, in accordance with the terms of the notes, after completion of the Grey Wolf Acquisition for face value.

•	181 million shares of Grey Wolf common stock were outstanding on the acquisition date. Grey Wolf stock options issued and outstanding were assumed to be converted into Precision stock appreciation rights. In total, Precision issued 34.4 million trust units and paid US $897.2 million to Grey Wolf shareholders.

•	Precision drew US$0.9 billion on new credit facilities to fund the transaction and repay amounts drawn under Precision’s existing credit facility. In addition the pro forma financial statements assume that Precision will draw an additional $274 million to repay the Grey Wolf convertible notes, assuming the put right is exercised. The new credit facilities have an estimated blended interest rate of approximately 11% per annum.

•	Payment of approximately US$64 million of costs by Grey Wolf for severance, advisory, legal and other related costs immediately prior to the acquisition.

•	Accrual of approximately US$34 million of costs by Precision for advisory, legal and other costs and US$130 million of debt issue costs, all of which are capitalized.
Note 3 — Significant accounting policies
     The accounting policies used in the preparation of the Statements are those set out in Precision’s audited consolidated financial statements as at and for the year ended December 31, 2007. In the opinion of management, these statements include all adjustments necessary for fair presentation in accordance with Cdn GAAP.
     Management of Precision has reviewed the accounting policies of Grey Wolf and believes that they are materially consistent with Precision’s Cdn GAAP accounting policies except for depreciation of drilling and related equipment. Grey Wolf depreciates drilling and related equipment on a straight line basis with estimated lives ranging from 3 to 15 years. Precision depreciates drilling and related equipment on a unit of production basis with 20% salvage value over an estimated 5,000 operating days. An adjustment has been made in the Statements to adjust Grey Wolf depreciation expense on drilling equipment to be consistent with Precision.
     For purposes of preparing the unaudited pro forma consolidated financial statements, a reconciliation of Precision’s Canadian dollar, balance sheet at September 30, 2008 to US dollars is as follows:

	Precision — As		Precision —
	Reported	Translation	Cdn GAAP
	(Cdn$)	Adjustments	(US$)
	(Thousands)
Current assets	$344,541	$(19,410)	$325,131
Other non-current assets	58,055	(3,270)	54,785
Property, plant and equipment	1,285,584	(72,426)	1,213,158
Intangibles	1,376	(78)	1,298
Goodwill	284,579	(16,032)	268,547

TOTAL ASSETS	$1,974,135	$(111,216)	$1,862,919

Current liabilities	$151,871	$(8,556)	$143,315
Long-term incentive plan payable	7,116	(401)	6,715
Long-term debt	231,784	(13,058)	218,726
Future income taxes	202,783	(11,424)	191,359
Unitholders’ capital	1,442,476	(385,057)	1,057,419
Contributed surplus	998	(56)	942
Accumulated deficit	(62,893)	(96,144)	(159,037)
Accumulated other comprehensive income	—	403,480	403,480

TOTAL LIABILITIES AND UNITHOLDERS’ EQUITY	$1,974,135	$(111,216)	$1,862,919

     A reconciliation of Precision’s Canadian dollar statements of earnings for the nine months ended Sepetember 30, 2008 and the year ended December 31, 2007 to US dollars is as follows:

	Nine Months Ended	Year Ended
	September 30,	December 31,
	2008	2007
	(Thousands)
Net earnings as reported — Canadian GAAP (Cdn$)	$210,354	$345,776
Translation adjustments	(7,504)	(21,319)

Net earnings — Canadian GAAP (US$)	$202,850	$324,457

Note 4 — Pro forma purchase consideration
     The Grey Wolf Acquisition will be accounted for using the purchase method of accounting. Accordingly, Grey Wolf’s identifiable assets and liabilities will be measured at their estimated fair values on the date of acquisition and the difference between these fair values and the price paid for Grey Wolf will be recorded on the balance sheet as goodwill. The results of operations of Grey Wolf will be included in the consolidated financial statements of Precision from the date of acquisition. Certain adjustments have been reflected in the Statements to illustrate the effects of purchase accounting. The Statements account for the cost of the acquisition and allocation of proceeds as follows, according to management’s preliminary estimate:

Consideration
Cash	$897,156
Trust units	730,726
Acquisition costs	34,200

Total	$1,662,082

Allocation of Consideration
Working capital, including cash of $291 million	$315,371
Property, plant and equipment	1,430,225
Intangible assets	94,780
Other assets	26,970
Goodwill	534,839
Long term debt	(274,725)
Future income tax	(444,815)
Other long-term liabilities	(20,563)

Total	$1,662,082

     Intangible assets are comprised of the estimated value associated with the acquired customer relationships, contracts and the Grey Wolf brand.
     The acquired working capital includes $0.4 million of cash received on the exercise of Grey Wolf stock options (Note 5(j)), a $4 million liability for the Grey Wolf stock options that are converted into cash settled trust unit appreciation awards (Note 5(j)) and a $64 million liability for Grey Wolf transaction costs (Note 5(k)).
     In these statements, management has made a preliminary allocation to the fair value of the acquired assets and liabilities, but this allocation could change materially when final purchase accounting is performed and the resulting differences could have a material impact on the financial statements. As a result of this allocation, property, plant and equipment increased by US $640 million and future income tax increased by US $279 million.
     An independent third-party appraisal firm has been engaged to assist in finalizing the allocation of the purchase price. The preliminary purchase price allocations are subject to change based on finalization of the fair values of the tangible and intangible assets acquired and liabilities assumed as described above.
Note 5 — Pro forma adjustments
The Statements incorporate the following adjustments:
Adjustments to the statements of earnings
     a. Reclassification of Grey Wolf’s “Gain/Loss on Sale of Assets” to “Depreciation and Amortization” to be consistent with Precision’s presentation.
     b. Reflects the adjustment of Grey Wolf’s basis of depreciation for drilling equipment from straight line to unit of production, which is used by Precision as described in Note 3.
     c. Reflects the depreciation associated with the increase in property, plant and equipment that resulted from the allocation of the purchase price equation.
     d. Reflects the amortization associated with the acquired intangible assets on a straight line basis over their estimated lives. The estimated life of the intangible assets is 2-10 years.
     e. Reflects the elimination of interest expense recorded by Grey Wolf with respect to the convertible notes that are assumed to be redeemed immediately after closing the merger and the elimination of Precision long term debt interest which are repaid with the new credit facilities.
     f. Reflects the interest expense related to additional debt assumed to finance the acquisition at an estimated blended rate of 11% per annum. If the interest rate on the debt increased by 0.125%, interest expense would increase by US$1.6 million per year. In addition, pro forma interest expense also reflects a commitment fee of 0.60% on the undrawn balance of a US$400 million Revolving Credit Facility.
     g. Reflects the amortization of the $130 million of debt issue costs associated with the debt financing over an estimated 5 years.
     h. Reflects the recognition of the current and future income tax effects of pro forma adjustments at an average rate of approximately 35% (combined Canadian and US effective tax rate).
Adjustments to the balance sheet
     i. Total debt was increased to approximately US$1,223 million. The US$1,223 million was used to finance the cash portion of the acquisition, net of the $290 million of cash acquired and $0.4 million of cash received on the exercise of Grey Wolf stock options and to repay US$219 million of long-term debt of Precision and the US$275 million convertible notes of Grey Wolf. The current portion of the debt of US$40 million has been included in current liabilities and the remaining US$1,183 million in long-term debt. Debt issue costs of $130 million have been recorded as a reduction to the outstanding long-term debt.
     The fair value of the debt portion of the Grey Wolf convertible notes on the date of the acquisition was estimated to be US$275 million, being the face value of the notes. The fair value of the equity portion of the convertible notes on the date of the acquisition was estimated to be a nominal amount. The proforma balance sheet assumes that the holders of the Grey Wolf convertible notes will exercise the right within the note agreements that requires Precision to redeem the convertible notes at their face value upon a change of control.
     j. Vested Grey Wolf options issued under various plans were assumed to be exercised prior to the acquisition resulting in an additional 0.1 million shares of Grey Wolf common stock being outstanding at the time of the acquisition. Included in the working capital acquired upon the acquisition is $0.4 million of cash received upon the exercise of these options. Unvested options outstanding in Grey Wolf were assumed to be converted to Precision cash settled trust unit appreciation awards which resulted in the recognition of an additional $4 million liability on the date of acquisition.
     k. Reflects the estimated Grey Wolf transaction costs of $64 million which include severance, advisory, legal, other related costs and a break-up fee payable by Grey Wolf to a third party relating to a terminated transaction.
     l. Reflects the estimated Precision transaction costs of $34 million.
     m. Record the elimination of Grey Wolf’s equity and pre-acquistion goodwill.
Note 6 — Earnings per Precision trust unit
          The pro forma basic and diluted earnings per unit was calculated by adding approximately 34 million trust units that are issued on the acquisition of Grey Wolf to Precision’s historical number of trust units used to calculate Precision’s historical earnings per trust unit.

	Nine Months Ended	Year Ended
	September 30, 2008	December 31, 2007
	(Thousands, except per unit amounts)
Pro forma net earnings	$218,926	$393,694
Weighted average units outstanding in Precision	125,758	125,758
Additional units issued upon acquisition	34,436	34,436
Pro forma weighted average units	160,194	160,194
Pro forma net earnings per unit	$1.37	$2.46
Diluted units outstanding in Precision	125,794	125,760
Additional units issued upon acquisition	34,436	34,436
Pro forma diluted units	160,230	160,196
Pro forma diluted net earnings per unit	$1.37	$2.46

Note 7 — Reconciliation of the proforma consolidated financial statements to U.S. GAAP
UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2008

	Pro forma		Pro forma
	Cdn GAAP	U.S. GAAP	U.S. GAAP
	(US$ in	adjustments	(US$ in
	thousands except	(US$ in	thousands except
	per unit data)	thousands)	per unit data)

Revenues	$1,405,292	$—	$1,405,292
Costs and expenses:
Operating expenses	793,548	—	793,548
Depreciation and amortization	147,449	—	147,449
General and administrative	72,406	12	72,418
Merger activity costs	18,327	—	18,327
Interest income	(6,380)	—	(6,380)
Interest expense	117,115	—	117,115

Income before income taxes	262,827	(12)	262,815
Income tax provision (benefit)	43,901	—	43,901

Net income	$218,926	$(12)	$218,914

Basic income per unit	$1.37		$1.37

Diluted income per unit	$1.37		$1.37

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2007

	Pro forma		Pro forma
	Cdn GAAP		U.S. GAAP
	(US$ in	U.S. GAAP	(US$ in
	thousands	adjustments	thousands
	except per unit	(US$ in	except per unit
	data)	thousands)	data)

Revenues	$1,847,031	$—	$1,847,031
Costs and expenses:
Operating expenses	994,784	—	994,784
Depreciation and amortization	187,230	—	187,230
General and administrative	81,244	377	81,621
Interest income	(13,719)	—	(13,719)
Interest expense	156,108	—	156,108

Income before income taxes	441,384	(377)	441,007
Income tax provision (benefit)	50,445	—	50,445

Net income before discontinued operations	390,939	(377)	390,562
Gain on disposal of discontinued operations	2,755	—	2,755

Net income	$393,694	$(377)	$393,317

Basic income per unit	$2.46		$2.46

Diluted income per unit	$2.46		$2.46

UNAUDITED PRO FORMA CONSOLIDATED BALANCE SHEET
AS AT SEPTEMBER 30, 2008

	Pro forma	U.S. GAAP		Pro forma
	Cdn GAAP	adjustments		U.S. GAAP
	(US$ in	(US$ in		(US$ in
	thousands)	thousands)		thousands)

Current assets	$519,475	$—		$519,475
Other non-current assets	81,755	129,777	(b)	211,532
Property, plant and equipment	2,643,382	—		2,643,382
Intangibles	96,078	—		96,078
Goodwill	803,386	59,478	(e)	862,864

TOTAL ASSETS	$4,144,076	$189,255		$4,333,331

Current liabilities	393,404	9,064	(c)	402,468
Long-term incentive plan payable	6,715	—		6,715
Long-term debt	1,053,690	129,777	(b)	1,183,467
Future income taxes	636,174	(43,438	)(c)	592,736
Other long-term liabilities	20,563	35,240	(c)	55,803
Temporary equity	—	2,437,829	(a)	2,437,829
Unitholders’ equity	1,788,145	(1,788,145	)(a)	—
Contributed surplus	942	(942)		—
Accumulated other comprehensive income	403,480	(453,679	)(d)	(50,199)
Deficit	(159,037)	(136,451	)(a)(d)	(295,488)

Total liabilities and unitholders’ equity	$4,144,076	$189,255		$4,333,331

Precision’s consolidated financial statements are prepared in accordance with Canadian GAAP, which differs from U.S. GAAP as disclosed in note 16 to Precision’s consolidated financial statements for the year ended December 31, 2007 and in the unaudited reconciliation of the Interim financial statements as at and for the nine months ended September 30, 2008 to U.S. GAAP. The significant differences between Canadian and U.S. GAAP as they pertain to the pro forma financial statements are as follows:
(a) Redemption of Trust units
Under the Declaration of Trust, Trust units are redeemable at any time on demand by the unitholder for cash and notes. Under U.S. GAAP, the amount included on the consolidated balance sheet for unitholders’ equity would be moved to temporary equity and recorded at an amount equal to the redemption value of the Trust units as at the balance sheet date. The same accounting treatment would be applicable to the exchangeable LP units. The redemption value of the Trust units and the exchangeable LP units is determined with respect to the trading value of the Trust units and the foreign exchange rate as at each balance sheet date, and the amount of the redemption value is classified as temporary equity. Changes (increases and decreases) in the redemption value during a period results in a change to temporary equity and is included in the deficit.
(b) Debt issuance costs
Under U.S. GAAP debt issuance costs are recorded as a deferred charge and amortized over the term of the debt instrument. Canadian GAAP requires that such costs be presented as a reduction of the related debt, resulting in a $130 million reclassification from long-term debt to other noncurrent assets at September 30, 2008.
(c) Future income tax
Under U.S. GAAP, Precision’s unrecognized tax benefits are presented as current or long-term liabilities. Under Canadian GAAP these amounts are included in future income tax liabilities.

(d) Accumulated other comprehensive income
Accumulated other comprehensive income, which is comprised of foreign exchange gains and losses on the translation of the pro forma financial statements to U.S. dollars, differs under U.S. GAAP as a result of temporary equity being recorded at current rates versus historical exchange rates used under Canadian GAAP to translate unitholders’ equity and due to differences in the deficit under Canadian and U.S. GAAP.
(e) Goodwill
The adoption of the asset and liability method of accounting for future income taxes in 2000, under Canadian GAAP resulted in a Cdn $70 million decrease in retained earnings. Under U.S. GAAP this amount, after the provision for goodwill amortization prior to 2002, is reflected as additional goodwill of Cdn $63 million (US$60 million).